HEXO CORP

# MANAGEMENT'S DISCUSSION & ANALYSIS

For the years ended July 31, 2021 and 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended July 31, 2021

All dollar amounts in this MD&A are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated. Amounts expressed in United States dollars ("USD") are expressed as USD$.

Introduction

This MD&A of the financial condition and results of operations of HEXO Corp and our subsidiaries (collectively, "we" or "us" or "our" or "Company" or "HEXO") is for the year ended July 31, 2021. HEXO is a publicly traded corporation, incorporated in Ontario, Canada. The common shares of HEXO trade under the symbol "HEXO" on both the Toronto Stock Exchange ("TSX") and the National Association of Securities Dealers Automated Quotations ("Nasdaq"). This MD&A is supplemental to, and should be read in conjunction with, our audited consolidated financial statements ("financial statements") for the year ended July 31, 2021. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators. Additional information regarding the Company is available on our websites at hexocorp.com/investors or through the SEDAR website at sedar.com or the EDGAR website at www.sec.gov/edgar.

We do not, and do not intend to, engage in direct or indirect business with any business that derives revenue, directly or indirectly, from the sale of cannabis, cannabis products in any jurisdiction where the sale of cannabis is unlawful under applicable laws. HEXO does not currently engage in any unlawful U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352 (Revised) - Issuers with U.S. Marijuana-Related Activities and will only do so in the future to the extent fully legal under all applicable U.S. federal or state laws.

Management estimates that the working capital as at July 31, 2021 and forecasted cash flows may require additional capitalization in order to meet the Company's obligations through October 29, 2022. Please see Note 2 of the financial statements, and Liquidity and Capital Resources - Going concern section of this MD&A, for a more detailed discussion.

As at the date of this MD&A, the Company continues to assess the fair market value of the acquired net assets and working through the purchase price allocation of Redecan and 48North Cannabis Corp. ("48North"). The Company will account for both acquisitions under IFRS 3, using the acquisition method.

This MD&A is dated October 29, 2021.

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Company Overview

HEXO is a leading consumer-packaged goods ("CPG") cannabis company with a top Canadian market share.  We have a history of developing innovative award-winning products driven by our deep passion for manufacturing and bringing to market a diversified portfolio to our valued adult-use consumers and medical clients. We are keenly focused on delivering a complete range of experiences to our consumers who count on us for safe, reputable high quality cannabis products.

Headquartered in Gatineau, Quebec, with facilities across North America, we are constantly assessing our product development, cultivation, processing, marketing and sales practices to offer adult-use and medical cannabis products, extracts and derivatives in accordance with the Cannabis Act in Canada and globally pursuant to all applicable international regulations.

We manufacture and sell CBD Powered by HEXO® products in 17 states in the U.S. in partnership with Molson Coors and have taken HEXO international with our medical cannabis product offerings.

M&A Activity

On June 1, 2021, we completed the acquisition of Zenabis Global Inc. ("Zenabis"), and subsequent to year end, we completed the acquisition of Redecan and 48North Cannabis Corp.

Through our acquisition of Zenabis we have broadened our cultivation facilities with a state-of-the-art indoor grow facility in Atholville, NB.  We have strengthened our relationship with provincial sales boards and expanded our market share.  Redecan was Canada's largest private licensed producer, with a strong brand following and market leading products.  They are known for leading manufacturing, automation and packaging capabilities, resulting in some of the most consistent, efficiently produced products in the industry.  Their highly efficient proprietary pre-roll technology has supported some of the highest gross margins in the industry. 48North is allowing us the potential to expand our product lines related to beauty, cosmetics and topicals.

Each of these acquisitions provides a unique strength to bolster our corporate strategy.  As we integrate these companies into the HEXO family, we are focused on ensuring that we implement the strengths of each company across the organization, identify and resolve any weaknesses, and obtain synergistic value for the organization.  We believe these acquisitions will increase our market share, accelerate our path to profitability and EPS, as well as providing accretive synergies.

Our new combined company has a top 2 market share in Canada, and holds the number one position in pre-rolls, oils, capsules, beverages and customer loyalty.

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Strategy and Outlook

Our strategy is to maintain our position as an industry leader in Canada and achieve similar success internationally, by delivering safe, high quality and innovative cannabis products to our consumers.  We are focused on delivering long term shareholder value by leveraging our scale, expertise and capabilities, as well as managing our operating expenses to drive positive cash flow and earnings per share.

Operational Excellence

In order to provide safe high-quality cannabis, with an efficient cost structure, we have invested considerable time designing and building out our operations.  We are constantly reviewing our processes, practices and technology to ensure we are keeping our costs low and our yields high. We have been growing at our flagship Quebec greenhouses since 2014. Establishing our primary cultivation operations in Quebec has offered us access to renewable electricity at competitive rates, abundant water resources and a skilled workforce.  Over the years, our facilities have grown from 7,000 sq. ft. to over 1 million sq. ft.  Through our acquisitions, we have obtained a state-of-the-art indoor grow facility in Atholville, New Brunswick, as well as a premier outdoor grow site in Cayuga, Ontario, through the acquisition of Redecan on August 30, 2021.

We have also established our post-cultivation manufacturing Centre of Excellence in Belleville, Ontario for processing and packaging.  The site is designed to not only meet our needs today but will allow us, and our partners, room to expand in the future. Through our acquisition of Redecan, we have acquired a state-of-the-art lean production facility with fully automated packaging lines and proprietary pre-roll technology.  Through our integration process we are reviewing this technology and scaling it into our existing facilities.

We are investing in advanced manufacturing technologies and practices that compete directly with the technology at top CPG companies across all industries.  We have focused on the supply chain from seed to sale to ensure that we are using the right people, technology, benchmark practices and services to consistently deliver fresh product to market.  All with the lowest capital deployed per % of market share by a leading LP1 .

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1Total Capital deployed defined as total assets less cash plus accumulated deficit.  Market share calculated as the trailing 6 months as at July 31, 2021 based on headset data.  Calculated using the most recently available public information.
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Innovation

We are known for our history of innovation.  Whether it's creating new products (Canada's first sublingual mist), identifying market opportunities (Canada's first value brand offering), or using advanced technology to improve products (creating the number one selling cannabis infused beverage brand in Canada).  Our focus on product development through research, innovation and technology continues to be one of our core strategic priorities.

We believe that by investing in platform technologies we can create the next generation of cannabis products.  As a result of these technologies, we have one of the industry's top IP portfolios.2  These products allow us to expand our market share and target new consumers who are not currently participating in the legal market.

Our recent acquisitions complement this strategy.  We are expanding our product offerings and incorporating new technology into our production facilities to ensure we are bringing the best possible product portfolio to our consumers. Our cultivation facilities now include greenhouses, a state of the art indoor, and an outdoor grow facility.

Part of being an innovator is being able to see a problem and identify a solution.  Trim is a byproduct of the harvesting process, it's the leaves and little bits that are removed when we harvest the flower. There's more of it than you would think, and there's cost associated with it.  Prior to 2020 most of it was destroyed, written off or put into the vault (inventory). This led to write-downs of inventory, increased cost of sales, and decreased gross margins, but we saw its potential.  We created a trim management initiative and thought of new ways that we could use this byproduct in our innovative products.  Today, trim is the main ingredient in OS.HASH (#1 in Canada), OS pre-rolls, OS.KLIK, OS.SHAKE (#1 15g SKU in QC) and other advanced cannabis products.  This helps us keep our costs low while continuing to supply award-winning products to our consumers.  We believe that Keystone Isolation Technologies ("KIT") will allow us to do even more.

Building on our innovation platform, we have established KIT, a joint venture where we hold 60% of the ownership.  This top tier extraction and isolation technology will allow us to supply quality cannabis and hemp extracts to our CPG partners to bring innovative products to market.  We believe that the technology will allow us to scale up as required along with providing consistent high potency and purity for our distillates and isolates.  We plan to leverage this technology through KIT's sister entity in the U.S. (see section "HEXO USA").

Consumer Centric

Since our establishment in 2013, we have had the goal of becoming a leader in the Canadian cannabis industry. Today, as one of the Canadian market-share leaders, we are confident in our ability to shape the global cannabis industry by focusing on consumers, and that by succeeding in Canada, we are well positioned to become a major global player.  We built a strong position in our initial jurisdiction, Quebec, where we maintain a top market share, and have expanded to all ten provinces in Canada.  We are continuing to increase our sales across Canada and diversify our reach outside of Quebec, to increase our overall market share and have made significant gains in key markets such as Ontario and British Columbia.  We made strategic acquisitions of Zenabis, and subsequent to year end, Redecan and 48 North to continue expanding our market share and build our diverse house of brands. We have focused on analyzing key consumer insights and developing brands that resonate with consumers across market segments, and represent innovation, quality and consistency.

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2 Based upon a third-party report which compares the Company's published patent applications relative to its peers in the Canadian Cannabis market using the recently available public ata.

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Canadian Cannabis Business

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HEXO
SIERRA
Shark Shock
THC
WARNING: The smoke from cannabis is harmful. Toxic and carcinogenic chemicals found in tobacco smoke such as polyaromatic hydrocarbons, aromatic amines, and N-heterocyclics are also found in cannabis smoke.
MISE EN GARDE : La fumée de cannabis est nocive.
Les produits chimiques toxiques et cancérigènes, comme les hydrocarbures aromatiques polycycliques, les amines aromatiques et les N-hétérocycliques, présents dans la fumée du tabac, sont également présents dans la fumée du cannabis.
DECARB THC
Activated Powder
Poudre Activée
TRAINWRECK

REDECAN
REDEES
THC
Northern Berry
UP20™
Indica Flower
3.5g
Fleur Indica
Twist n Drop

THC
HIGH THC / THC ÉLEVÉ

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Truss Beverage Co.

Through Truss Beverage Co. ("Truss"), our business venture with Molson Coors Canada ("Molson Canada") we have positioned ourselves to meet the cannabis beverage market in Canada head on.  Truss is committed to developing and producing a range of cannabis beverages that focus on great taste, consistency and choice for consumers. We currently offer one of the largest portfolios of cannabis infused beverages and extract products in the Canadian market.

The average consumer's appetite for smoke free alternatives to cannabis consumption[3]  continues to grow with the introduction of legal Cannabis 2.0 products into Canada. The total Canadian cannabis beverage category grew 31%, while the total cannabis sector grew by 13%[4] .  Although we only entered the Canadian market at the beginning of this fiscal year, Truss products have already had early success, most notably holding the top cannabis beverage market position in Canada with almost 50% of sales[5] . Truss products also hold the number on beverage brand position in Canada, with XMG[6] . We believe that the beverage brand portfolio offers a range of experiences from the high CBD found in Veryvell sparkling flavored water to XMG, which boasts 10mg of THC per beverage, and ideally positions Truss to meet consumer demand and maintain its position as an industry leader.

Truss' CBD and THC products were developed with consumer input throughout the entire process of bringing the products to market. The current portfolio includes of the following five brands:

Little Victory: Vibrant, naturally flavoured sparkling beverages to toast to any of life's little victories.
House of Terpenes: A range of terpene-forward sparkling tonics that celebrate the flavours of cannabis.
Mollo: Crisp with an easy drinking taste.
Veryvell: A complete line-up of products to support your self-care journey.
XMG: A range of high intensity flavoured beverages.

Truss beverages are produced and distributed from HEXO's Belleville facility. Currently, the beverage related operations are conducted by HEXO (through the operations of HEXO Cannabis Infused Beverages or "HEXO CIB") under HEXO's licensing. Subsequent to year end, on October 1, 2021. Truss obtained its own processing license. We expect Truss to acquire the appropriate selling license from Health Canada during fiscal year 20227 , at which point sales and operations will transfer to Truss. Truss submitted their independent application to Health Canada on October 26, 2020.

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3 Per Deloitte's "Seeding New Opportunities - Listening to Canada's Cannabis Consumer" 2021 report.

4 Per Source: Headset Total Canada Category Sales from May 1 1, 2021 to July 31, 2021 compared to February 1, 2020 to April 30, 2021.

5 Per internal review of Headset sales data based on $ sold Sales from May 1, 2021 to July 31, 2021.

6 Per internal review of Headset sales data based on $ sold Sales from May 1, 2021 to July 31, 2021.

7 Due to the experienced delay in obtaining the Belleville facility's sales license, in part, due to Health Canada and the COVID-19 pandemic related delays, the expected timing for Truss acquiring their independent license has been delayed. The Company expects to receive licensing within the 2022 fiscal year. The assumption of acquiring this licensing is derived through the Company's internal expertise and historical experience in obtaining licensing from Health Canada.

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HEXO and Molson Coors Beverage Company have created an additional Truss business venture, Truss CBD USA LLC, to explore opportunities for non-alcoholic, hemp-derived CBD beverages in the state of Colorado. See the section "HEXO USA" for additional information.

HEXO Group of Facilities

The following provides information about HEXO's facilities as of July 31, 2021 unless otherwise noted. The table does not reflect the facilities acquired through the Redecan and 48N acquisitions:

Location	Primary Purpose	Description
Gatineau, Quebec	Cultivation

The Company's Gatineau, Quebec facility is its main cultivation facility, featuring 1,292,000 sq. ft. of greenhouse cultivation space on a 143-acre campus. The greenhouse space is comprised of a 7,000 sq. ft. greenhouse, a 35,000 sq. ft. greenhouse completed in 2016, a 250,000 sq. ft. greenhouse completed in June 2018 and a 1 million sq. ft. greenhouse completed in December 2018, known as B9. Except as noted below, the facility is licensed by Health Canada (Standard Cultivation, Standard Processing, Sale for Medical Purposes, (the current license was amended effective April 7, 2020 and expires April 7, 2023), and Research (the previous license obtained October 25, 2019 was amended to include the Belleville and Vaughn facilities, with the result that the current license is effective August 27, 2020 and expires October 25, 2024)) and is fully operational.

On January 15, 2021, the final phase of B9 received licensing, however, the space was not operational as at July 31, 2021. This zone was previously expected to become operational by the end of fiscal 2021, however the Company is undergoing further review of its cultivation requirements in light of the three recent acquisitions of licensed producers and redeploying capital as needed. As of the date of this MD&A management estimates that the final fit ups will begin in late FY22 to be finalized in FY23.

As at July 31, 2021 the Gatineau facility is operational and directly and/or indirectly generates sales for the Company, with the exception of the final phase of B9 as stated above. The approved remaining budget was increased to $6,160 to online the asset to be utilized as intended by management.

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Atholville, New Brunswick	Cultivation

The Company owns and operates the Atholville Facility, (obtained through the acquisition of Zenabis on June 1, 2021) a 380,000 sq. ft. indoor facility in Atholville, New Brunswick. The Atholville facility is fully licensed by Health Canada for Standard Cultivation, Standard Processing and Sale for Medical Purposes, (effective July 19, 2021 and expires July 19, 2025). In addition, a Research license has been granted (effective December 14, 2020 and expires December 10, 2025) to conduct activities at the facility) and is currently operating at a steady state of production. The facility received EU - GMP approval from its Malta based European partner, ZenPharm Ltd. for operations. This is Company's first significant indoor grow facility.

Belleville, Ontario (HEXO and Truss)	Manufacturing

HEXO's Belleville, Ontario facility is its centralized processing, manufacturing and distribution centre, featuring 932,190 sq. ft. of leased commercial space within a larger approximately 1.5 million sq. ft. industrial facility, with rights of first offer and first refusal to lease the remaining space in the facility. The facility acts as the Company's main production facility for processing, extraction and packaging, and the manufacturing of cannabis derivative products. Truss Beverage Co, the Company's venture with Molson Canada, is planned to operate at this facility once it obtains a separate license from Health Canada and it currently effectively operates under HEXO's license through HEXO CIB. The Company has subleased 183,600 sq. ft. to Truss, which Truss has then subleased back to HEXO CIB pending Truss' licensing. The facility is owned by Belleville Complex Inc., 25% of which is owned by the Company and the balance of which is owned by Olegna Holdings Inc. a company affiliated with a director of the Company, Vincent Chiara.

The Belleville facility is licensed by Health Canada for Standard Processing and Sale for Medical Purposes (current license effective October 21, 2020 and expiring October 21, 2023). The facility also has a Cannabis Research license (effective August 27, 2020 and expires October 25, 2024). HEXO received an amendment to the license to authorize non-medical sale of additional cannabis product types, including derivative products on May 29, 2020.

Accordingly, the facility is now operational manufacturing and selling activity.

Belleville, Ontario (KIT)	Manufacturing

KIT is expected to operate out of a separate area within the Belleville facility and provide the Company with high quality extraction technology to facilitate production transformation for certain of the Company's cannabis derivative products. KIT will effectively operate under the Company's license as described in section 'Belleville, Ontario (HEXO)'. Previously management anticipated KIT to be operational by the end of the calendar year, however, due to additional construction required to zone the operations management now expects to have KIT commissioned and ready for testing before the end of Q2'22. Therefore, KIT remains non-operational as at July 31, 2021.

As at July 31, 2021 the remaining capital budget for KIT remains in draft and is approximately $14,400 of incremental spend to prepare the site and take KIT operational.

Fort Collins, CO, USA	Manufacturing

In June 2021, the Company finalized the acquisition an approximate 50,000 sq.ft. facility in the state of Colorado. The Company's first international property allows for the necessary infrastructure to expand our joint venture with Molson Coors, Truss CBD USA and provide US CPG companies access to the Powered by HEXO® technology and products.

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Stellarton, Nova Scotia	Manufacturing

The Company obtained the Stellarton Facility by way of the acquisition of Zenabis on June 1, 2021. The 255,000 sq. ft. indoor facility in Stellarton, Nova Scotia, is currently used as a packaging, processing and value-added cannabis product manufacturing facility. The facility is currently licensed by Health Canada for Standard Cultivation and Standard Processing (effective May 29, 2020 and expiring March 1, 2022). In addition, a Research license has been granted (effective December 14, 2020, and expiring December 10, 2025) to conduct activities at the site.

Brantford, Ontario	R&D

HEXO's Brantford, Ontario facility is currently serving as a strain development site (with additional cultivation capability) facility, featuring 14,000 sq. ft. of indoor growing space on 1 acre of land. The facility was designed and engineered to permit pharmaceutical-quality management standards utilized by Canada's pharmaceutical manufacturers to be used in the production of cannabis in all acceptable forms. The facility is fully licensed by Health Canada (Standard Cultivation, Standard Processing and Sale for Medical Purposes (current license effective December 6, 2019 and expiring December 6, 2022)).

Subsequent to July 31, 2021, management has decided to wind down operations at the R&D facility and relocate this activity to the Masson campus.

Vaughan, Ontario	R&D

HEXO's Vaughan, Ontario facility is its planned cannabis research laboratory for the development of edible products and related intellectual property, featuring 14,200 sq. ft. of leased commercial space. The facility includes a sensory testing area and a complete commercial kitchen. The facility received its Cannabis Research license on August 27, 2020, which is effective until October 25, 2024.

Ottawa, Ontario	Other	HEXO leases approximately 40,036 sq. ft. of office space in Ottawa, Ontario for its administrate and finance office space.
Montreal, Quebec	Other

HEXO's Montreal Quebec distribution facility is a warehouse and distribution centre, featuring 58,000 sq. ft. of leased commercial space. The facility serves as a warehouse and distribution centre for Quebec adult-use webstore orders for the SQDC, which are managed for the SQDC by HEXO and Metro Supply Chain Group Inc. It houses product from all the licensed producers who have contracts with the SQDC and serves as the sole distribution point for all direct-to-consumer shipments within the Province of Quebec for orders placed through the SQDC online webstore. This facility is fully operational and is regulated by the SQDC and does not require licensing by Health Canada.

Langley, British Columbia	Other

The Langley Facility was acquired by the Company via the acquisition of Zenabis on June 1, 2021. The facility was a leased 450,000 sq. ft. greenhouse in Langley, British Columbia retrofitted for cannabis production. The facility was licensed by Health Canada for Standard Cultivation and Standard Processing (effective December 13, 2019 and expires August 2, 2022). In addition, a Research license has been granted (effective December 14, 2020 and expires December 10, 2025) to conduct activities at this site. In August 2021, the Company finalized the decision to close the facility as part of synergistic efforts to streamline operations and reorganize under the new group of entities.

As of the date of this MD&A, the Company has significantly completed ending its operations at the Langley Facility. The cessation of operations is in order to realize synergistic cost savings as intended on acquisition.

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HEXO USA

We believe that the U.S. cannabis market represents a significant opportunity to create a global company.  As such, we have taken some important first steps to begin entering this market.

✓ Established HEXO USA Inc. ("HEXO USA") - a wholly owned US based entity to facilitate our expansion into the US hemp market.  We have appointed a general manager for HEXO's U.S operations whose role currently includes standing up and commissioning production facilities, overseeing operations, supply chain and logistics, and building the team.

✓ Established KIT USA - Sister entity of KIT, which will allow for in state, HEXO controlled cannabis extraction activity.  In the future we aim to utilize this technology to offer our "Powered by HEXO" products to our future partners.

✓ Establish Truss CBD USA - We have created a second joint business venture, Truss CBD USA LLC ("Truss CBD USA") with Molson Coors Beverage Company ("Molson Coors").  Established in Colorado, Truss CBD USA is majority owned by Molson Coors and operates as a stand-alone entity with its own board of directors, management team, resources and go-to-market strategy. All production for Truss CBD USA will be kept within Colorado state lines since it is one of a few states that has an established regulatory framework for hemp-derived CBD in food and beverages.

During the current fiscal year, Truss CBD USA was rolled out across select grocery markets within Colorado. Subsequent to year end, Truss CBD USA launched products in an additional 17 states.  The operations of Truss CBD USA are currently non-material.  Truss CBD USA and HEXO's activities in relation to it will be conducted in accordance with all applicable laws.

✓ Purchased facility - On June 28, 2021, we announced the completion the acquisition of a 50,000 sq. ft. facility in Colorado to use for our U.S. expansion plans.  The facility is zoned for production of a full range of cannabis products and offers a variety of operational capabilities. The site is located along primary shipping routes and will be retrofitted to support Powered by HEXO® initiatives across the country.

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Corporate Social &
Environmental Responsibility

At HEXO, our goal is to become one of the top three global cannabis products companies. We know that if we want to achieve our goal, we need to think about more than just our products and prices. We must also examine the way our operations impact the natural and social environment. We are monitoring and reporting on our greenhouse gas emissions, setting targets to reduce them, and offsetting our footprint. Our Corporate Social Responsibility Charter focuses on four priorities: People, Public, Products and Planet.

We recently entered into a partnership with Offsetters, a Vancouver-based organization that supports renewable energy and carbon projects across the world, and became carbon neutral in September 2021, as well as offseting 100% of the Company's operational carbon emissions in addition to the personal emissions of our 1,200 employees8 .  At home in Canada, we are helping reduce old-growth tree harvesting by supporting the Great Bear Forest Carbon Project. This landmark project balances human well-being and ecological integrity through carbon finance and is the first carbon project in North America on traditional territory with unextinguished Aboriginal rights and title.

In addition to carbon emissions, we are also counteracting the use of plastic in our packaging. Working alongside our primary packaging supplier Dymapak, in conjunction with Plastic Bank, we have supported Plastic Bank's ethical recycling ecosystems in coastal communities which collect and reprocess ocean-bound plastics for re-introduction to the global manufacturing supply chain. In doing so, we have offset 71,000 kilograms of plastic - the total equivalent of over 3.55 million plastic bottles.

For us, this is just the beginning, and for HEXO, forward starts at neutral.

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8 Estimated personal emissions based on the average Canadian's emissions from heating and powering their homes, driving and food consumption.

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COVID-19 Update

During the year ended July 31, 2021, certain Canadian provinces, enacted province wide restrictions and protocols as a response to the rapid increase in COVID 19 cases, hospitalizations and new variants of the virus.  Near the end of the year provinces loosened restrictions as vaccination rates increased and cases counts decreased.  Subsequent to this loosening, some areas have reinstituted restrictions as a result of an increase in case counts.  COVID-19 remains an evolving situation that the Company continues to monitor closely for our employees, our customers, and our stakeholders.

The current impact of COVID-19 and the various provincial restrictions cannot be accurately quantified and may have materially impacted the Company's earnings. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate the future impact on our business, operations or financial results. Refer to the section "Risk Factors" section for further COVID-19 related risks to the business.

As of the date of this MD&A, the cannabis industry continues to be deemed an essential service to Canadians.

Corporate Highlights and Events

FOURTH QUARTER OF FISCAL 2021

Zenabis Acquisition

Zenabis is a Canadian-licensed producer of medical and recreational cannabis.  They have a cannabis import, export and processing joint venture, ZenPharm, operating out of Birżebbuġa, Malta.  HEXO acquired all of the issued and outstanding shares of Zenabis, which was previously listed on the TSX, on June 1, 2021 by way of plan of arrangement. As of the date of this report, management's evaluation of the Zenabis operations and their integration is still in process. The directional strategy for each site and brand is being carefully assessed in order to maximize the proforma value of the combined entity.

Establishment and Launch of At-the-Market Offering up to $150 Million

On May 11, 2021, HEXO established an at-the-market equity program (the "ATM Program") that allows us to issue and sell up to $150 million (or its U.S. dollar equivalent) of common shares in the capital of the Company (the "Common Shares") from treasury to the public, at the Company's discretion. As at July 31, 2021, we had raised gross proceeds of $46,987 through the issuance of 6,373,926 common shares.

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Public Offering of USD$360m Senior Secured Convertible Notes

On May 27, 2021, we closed an offering of USD$360 million aggregate principal amount of senior secured convertible notes (the "Notes") directly to an institutional purchaser and certain of its affiliates or related funds (collectively, the "Purchaser").

The Notes were sold at a purchase price of USD $327.6 million or approximately 91.0% of their principal amount. The Notes will mature on May 1, 2023 (the "Maturity Date"). Subject to certain limitations, the Notes will be convertible into freely tradeable common shares of the Company at the option of the Purchaser and, subject to conditions and limitations, at the option of the Company. If not previously converted, all principal repayments of the Notes will made be at a price equal to 110% of the principal amount of the Notes being repaid. The Notes will not bear interest except upon the occurrence of an event of default. The Notes will be issued in registered form, without coupons, under a trust indenture dated May 27, 2021, between HEXO and GLAS Trust Company LLC as trustee (the "Trustee"), as supplemented and modified by resolutions of the board of directors of the Company.

Upon closing of the offering, 70% of the net proceeds have been placed into escrow with a third party. The escrow funds were released in conjunction with the closing of the acquisition of Redecan.

SUBSEQUENT TO JULY 31, 2021

HEXO Transfers US Stock exchange Listing to the NASDAQ

On August 13, 2021, the Company applied to transfer its U.S. stock exchange listing from the New York Stock Exchange to the Nasdaq. The transfer was completed on August 24, 2021, at which point the common shares of HEXO began trading as a Nasdaq-listed security with the shares continuing to trade under the symbol "HEXO".

USD$144.8M Underwritten Public Offering

On August 24, 2020, the Company closed an underwritten public offering for total gross proceeds to the Company of US$144,786. The Company sold 49,080,024 units of the Company at a price of US$2.95 per Unit under this offering, including 1,622,396 units sold pursuant to the partial exercise of the underwriters' over-allotment option.

Each unit is comprised of one common share of the Company and one half of one common share purchase warrant of the Company. Each full warrant is exercisable to acquire one common share of the Company for a period of 5 years following the closing date of the Offering at an exercise price of US$3.45 per share, subject to adjustment in certain events.

The Company used the net proceeds from the Offering to satisfy a portion of the cash component of the purchase price payable to the Redecan shareholders on closing of the Redecan acquisition (see below) and for expenditures in relation to the Company's U.S. expansion plans.

Acquisition of 48North Cannabis Corp.

On September 1, 2021, HEXO completed the acquisition of 48North. HEXO acquired all issued and outstanding commons shares of 48North at a conversion rate of one common share of 48North to 0.02366 of a HEXO common share. The total number of shares acquired and reissued were 5,352,005. Shares of 48North were de-listed from the TSX Venture Exchange on September 2, 2021

Acquisition of Redecan

On August 30, 2021, the Company completed its acquisition of all of the outstanding shares of the entities that carry on the business of Redecan, Canada's largest privately-owned licensed producer. At closing, HEXO paid the selling shareholders of Redecan $400,000 in cash and delivered 69,721,116 newly issued common shares of HEXO with an approximate value of $214,043. Upon closing the acquisition of Redecan, Peter James Montour joined the HEXO board of directors. Will Montour will act as non-voting observer on the board of directors, until his election to the board in accordance with the investor rights agreement undertaken at acquisition.

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Expansion of Global Leadership Team

The Company appointed Valerie Malone as Chief Commercial Officer, effective September 6, 2021. Valerie brings more than 20 years of experience managing businesses across different verticals including consumer packaged goods, technology and electronics, durable goods and consulting to her role at HEXO. As HEXO's Chief Commercial Officer, Valerie will oversee the Marketing, Sales and Product Development groups with a focus on commercial strategy and development.

The Company also appointed Guillaume Jouët as Chief People & Culture Officer, effective September 8, 2021. Guillaume brings more than 20 years of experience as a senior international executive leading human resources, sustainability, public affairs and communications functions, to his role at HEXO. Recognized for successfully connecting growth and sustainability strategies, talent and organization development, innovation, and business opportunities, Guillaume has a proven record of driving engagement and performance. As HEXO's Chief People & Culture Officer, Guillaume will oversee the People & Culture group with a focus on developing and building an engaged workforce that supports the company's corporate goals.

Strategic Executive Change

On October 18, 2021, Sebastien St-Louis, Co-Founder and Chief Executive Officer, departed the Company. Mr. St-Louis will remain on the Company's board of directors.  HEXO also announced the resignation of the Company's Chief Operating Officer, Donald Courtney.  He will remain as COO until a suitable replacement is identified.

On October 20, 2021, the Company appointed Scott Cooper as incoming President and Chief Executive Officer. The Company's Chairman, Dr. Michael Munzar will be acting in the capacity of the Chief Executive Officer until the Company's 2021 annual report is publicly filed, at which time, Mr. Cooper will effectively become the Company's President and Chief Executive Officer.

16 MD&A

HEXO CORP

# FINANCIAL RESULTS

For the years ended July 31, 2021 and 2020

17 MD&A

Operational and Financial Highlights

 KEY FINANCIAL PERFORMANCE INDICATORS

Summary of results for the three months ended July 31, 2021, April 30, 2021 and July 31, 2020, and the years ended July 31, 2021, 2020 and 2019.

	For the three months ended			For the twelve months ended
Income Statement Snapshot	July 31, 2021	April 30, 2021	July 31, 2020	July 31, 2021	July 31, 2020	July 31, 2019
	$	$	$	$	$	$
Revenue from sale of goods	53,022	33,082	36,140	173,081	110,149	59,256
Excise taxes	(14,365)	(10,482)	(9,082)	(49,583)	(29,598)	(11,914)
Net revenue from sale of goods	38,657	22,600	27,058	123,498	80,551	47,342
Ancillary revenue	103	60	87	271	233	199
Total revenue	38,760	22,660	27,145	123,769	80,784	47,541

Gross profit before adjustments[2]	7,988	5,006	8,104	34,175	26,953	21,344
Gross profit/(loss) before fair value adjustments[2]	1,499	4,379	(36,012)	29,066	(46,421)	2,009
Gross profit/(loss)[2]	3,234	8,816	(34,690)	48,798	(57,975)	24,508

Operating expenses	(63,116)	(24,906)	(71,509)	(134,293)	(418,576)	(111,482)
Loss from operations	(59,882)	(16,090)	(106,199)	(85,495)	(476,551)	(86,974)
Other expenses and losses	(9,630)	(4,621)	(63,333)	(29,664)	(75,961)	(847)
Loss and comprehensive loss before tax	(69,512)	(20,711)	(169,532)	(115,159)	(552,512)	(87,821)

Current and deferred tax recovery	397	-	-	397	6,023	18,213
Other comprehensive income	1,156	3	-	1,152	-	-
Total Net loss and comprehensive loss	(67,959)	(20,708)	(169,532)	(113,610)	(546,489)	(69,608)

  1 The Company has adjusted the presentation of gross profit before fair value adjustments by removing inventory and biological asset write offs and impairment losses.

  2 See section 'Cost of Sales, Excise Taxes and Fair Value Adjustments' for reconciliation of gross profits

Quarterly Financial Significant Items

  Total revenue growth of 71% quarter over quarter and 43% from the comparative quarter of fiscal 2020.

  41% organic growth (exclusive of sales from acquisition) in total net sales during the period from Q3'21.

  $6,800 of Zenabis contributed net sales for the post acquisition, two months ended July 31, 2021.

  Net adult-use revenue (exclusive of beverages) increased 28% quarter over quarter.

  Cannabis beverage net sales growth of 70% quarter over quarter and 161% from the prior fiscal year.

  Acquisition and transactions costs related to the M&A activity of Zenabis, 48North and Redecan were $14,869 and $17,174 in the three and twelve months ended July 31, 2021, respectively.

  The recognized deferred day 1 loss on the senior secured convertible note was $9,229 in the three months ended July 31, 2021.

  The Company has issued a going concern note (Note 2) within the financial statements for the year ended July 31, 2021 (see section 'Going Concern.')

18 MD&A

Summary of Results

 Revenue

The following table represents the Company disaggregated gross and net revenues by sale stream for past rolling five fiscal quarters.

For the three months ended	Units	Q4'21	Q3'21	Q2'21	Q1'21	Q4'20
ADULT-USE (EXCLUDING BEVERAGES)
Adult-use cannabis gross revenue		$38,511	29,273	39,417	35,898	31,164
Adult-use excise taxes		$(13,954)	(10,122)	(12,513)	(11,554)	(8,589)
Adult-use cannabis net revenue		$24,557	19,151	26,904	24,344	22,575
Dried grams and gram equivalents sold (kg)	kg	12,385	8,645	10,450	11,241	7,661

ADULT-USE (BEVERAGES)
Adult-use cannabis gross revenue		$5,541	3,330	3,648	3,302	2,386
Adult-use excise taxes		$(348)	(281)	(256)	(245)	(397)
Adult-use cannabis net revenue		$5,193	3,049	3,392	3,057	1,989
Dried grams and gram equivalents sold (kg)	kg	5,934	3,461	3,782	3,872	334

DOMESTIC MEDICAL
Domestic medical cannabis gross revenue		$261	430	504	574	644
Domestic medical excise taxes		$(63)	(79)	(82)	(88)	(96)
Domestic medical net revenue		$198	351	422	486	548
Dried grams and gram equivalents sold (kg)	kg	73	79	78	83	90

WHOLESALE
Wholesale cannabis gross revenue		$1,899	20	109	401	655
Wholesale non-cannabis gross revenue		$-	29	-	-	-
Wholesale cannabis excise taxes		$-	-	-	-	-
Wholesale cannabis net revenue		$1,899	49	109	401	655
Dried grams and gram equivalents sold (kg)	kg	2,264	4	91	160	258

INTERNATIONAL
International cannabis gross revenue		$6,810	-	2,000	1,125	1,291
International cannabis excise taxes		$-	-	-	-	-
International cannabis net revenue		$6,810	-	2,000	1,125	1,291
Dried grams and gram equivalents sold (kg)	kg	2,600	-	800	450	493

ANCILLARY REVENUE[1]		$103	60	53	55	87
Total net revenue		$38,760	22,660	32,880	29,468	27,145

1 Revenue outside of the primary operations of the Company. These revenues are derived from a management agreement held by the Company with arms-length partners.

The following table represents the Company disaggregated gross revenues by sale stream for the past three fiscal years.

For the years ended	July 31, 2021	July 31, 2020	July 31, 2019
	$	$	$
Retail (excluding beverage)	143,098	101,713	53,590
Cannabis beverage retail	15,821	2,851	-
Medical	1,769	3,299	5,288
Wholesale	2,458	995	378
International	9,935	1,291	-
Total gross revenue from the sale of goods	173,081	110,149	59,256

HEXO CIB (Cannabis Infused Beverages)

Sales from the Company's HEXO CIB revenue stream effectively represents the sales activity of the Company's joint business venture with Molson Canada, Truss LP. These sales began in the third quarter of the 2020 fiscal year. HEXO CIB was established in order to manufacture, produce and sell cannabis beverage products until Truss LP obtains its own separate license from Health Canada. Subsequent to July 31, 2021, Truss LP obtained their Health Canada manufacturing license, effective October 1, 2021. As of the date of this MD&A, the Company is in the process of establishing a new agreement between HEXO and Truss LP which may result in the Company acting as an agent facilitating sales between Truss LP and our customers, and therefore HEXO would likely cease recording such sales on a gross basis.

19 MD&A

HEXO CIB currently operates under the Company's cannabis licensing in compliance with Health Canada and the Cannabis Act's regulations. The Company has assessed that the CIB revenue stream remains to be presented on a gross basis as defined under IFRS 15 (see the Company's revenue recognition and presentation policy in the Company's annual financial statements for the year ended July 31, 2021). The Company will continue to operate HEXO CIB until Truss LP has obtained its independent licensing to sell cannabis products from Health Canada, at which point these operations will shift to Truss.

ADULT-USE SALES

Non-Beverage Adult-Use Sales

During the three months ended July 31, 2021, the Company's consolidated net adult-use revenue (exclusive of cannabis infused beverages) grew 28% quarter over quarter. The key drivers of the fourth quarter's growth as compared to the previous quarter were the following:

  Net adult-use sales contributed by the brands formerly of Zenabis (acquired June 1, 2021); Namaste and Re-Up amounted to $3,968.
  The Company's net adult-use sales in the major market of Alberta grew 76% or $1,658, led by Original Stash dried flower as the stock limitations of the third quarter were alleviated.
  Net adult-use sales in Ontario also saw significant growth in the quarter at 31% or $1,549. This was on trend with the total growth in the Ontario marketplace which increased 32.5% in the quarter as COVID restrictions eased.
  Increased LP presence in Quebec, specifically in craft growers, as well as an inflow of new product offerings in the province lead to an 19% decline or ($1,896) in the Company's provincial sales. Provincial market share remained in a top two position.

Adult-use net sales experienced organic growth (excluding the sales of Zenabis) of 9% from the fourth quarter of fiscal 2020. Key factors contributing to the net increase were the following:

  The newly launched brands within fiscal 2021; Bake Sale and Up! contributed net sales totalling $5,233.
  Offsetting the above was the decline in the Company's premium brand HEXO Plus sales in Quebec due to additional competition.

Total organic adult-use net sales in the 2021 fiscal year grew by 31% from fiscal year 2020 due to the following:

  New brands launched in the fiscal year contributed sales totalling $15,754;
  The Company's pre-roll line Original Stash Joints which launched in 2021 added sales of $3,595; and
  New cannabis 2.0 innovative products such as Hash (introduced in late fiscal 2020) and Klik contributed new net revenue of $9,621.

Beverage Based Adult-Use Sales (see section 'HEXO CIB')

In the fourth quarter of fiscal 2021, the Company's cannabis infused beverage net sales increased to $5,193, representing growth of 70% quarter over quarter. The growth was in part due to new product offerings amounting to $570 and increased sales of the Company's high THC brand, XMG which contributed additional sales of $1,310 from the previous quarter. Truss products retained a number one market share at 38% per OCS shared data during the three months ended April 30, 2021. Cannabis beverage sales as compared to the three months ended July 31, 2020, grew 161% due to a significantly larger and more diversified variety of offerings. As of July 31, 2021, the Company carried a total of 28 beverage product offerings, an increase of 3 and 25 from the prior quarter and the fourth quarter of fiscal 2020, respectively.

Quarter over quarter changes to beverage market share in the key Canadian provincial markets of Ontario, Quebec, Alberta and BC for the three months ended July 31, 2021 were as follows:

  Ontario market share increased to 40% from 38.5%. Total Ontario market sales grew 48% in the fourth quarter which helped drive the Company's beverage sales;
  BC market share increased to 51% from 43%;
  Alberta market share increased to 53% from 44%; and
20 MD&A

  Quebec market share increased to 56% from 46%.

The Company recognized total beverage net revenues of $14,691, representing growth of 507% from fiscal 2020. The experienced growth is a function of a full fiscal year of beverage sales in 2021 compared to just two quarters fiscal year 2020 as cannabis infused beverages were launched in the early Spring of 2020.

The Company notes that on October 1, 2021, Truss received their Health Canada manufacturing licensing. As of the date of this MD&A, the Company and Truss continue to work towards amending the TSSA between the entities and evaluate the potential for Truss to begin to recognize the CIB revenues with HEXO acting as the agent to facilitate these sales. This arrangement would effectively be in place until Truss receives their cannabis selling license which is expected in the latter half of fiscal 2022.

INTERNATIONAL SALES

In the fourth quarter of fiscal 2021 the Company realized $6,810 of international medical sales in Israel. In the previous quarter the Company recognized no international medical cannabis sales due to revised prerequisite testing and an additional certification by the Israeli government which caused a delay in the Company's ability to export. During the period, the Company resumed its export activity with Israel and effectively doubled international medical sales in the current period due to the catch up from the previous quarter. The consolidated results of Zenabis provided an additional $935 for the period of June 1, 2021 to July 31, 2021.

Currently, international medical sales arise from a 24-month purchase agreement established with an Israel based medical cannabis company in Q4'20 in which period the Company recognized $1,291 of initial sales. These sales are also free of excise taxes as this burden belongs to the acquirer and ultimately the seller of the cannabis products and therefore by nature contribute a higher net revenue per gram sold.

DOMESTIC MEDICAL SALES

Domestic medical net revenue decreased 44% to $198 from $351 quarter over quarter. The decline is the result of reduced average prices of dry domestic medical grams sold by $0.90 per gram as volumes sold fell by 6%. During the comparable periods of the three months ended July 31, 2020, net domestic medical sales decreased 64% from $644 as a result of decreasing average medical product pricing to bring in line with the adult-use market.

Domestic net medical sales for the year ended July 31, 2021, fell 48% when compared to fiscal 2020 as a result of the above mentioned decrease in average medical pricing along with reduced volumes sold of 46%.

WHOLESALE REVENUE

Wholesale activity consists of transactions held between the Company and other licensed producers. These sales are generally large quantities at reduced prices per gram and gram equivalent which vary from sale to sale. These sales can include both cannabis and non-cannabis products and are also free of excise taxes as this burden belongs to the acquirer and ultimately the seller of the cannabis products and therefore possess a higher net revenue margin.

During the three months ended July 31, 2021 the Company recognized $1,899 of wholesaling revenue. Wholesale revenues during the fourth quarter were driven by the acquisition of Zenabis, which accounted for significantly all of these revenues in the period, up from $49 and $655 in the previous fiscal quarter and the fourth quarter of fiscal 2020.

In the year ended July 31, 2021, the Company's wholesale revenue grew 147% from $995 in fiscal year 2020 due to the above stated additional revenues derived from the acquisition of Zenabis.

For the years ended July 31, 2020 vs. 2019

The Company's total medical sales have steadily declined year over year since legalization in early fiscal 2019, upon which the Company realigned its focus and resources to the adult-use market.

Net sales of adult-use cannabis have increased significantly since 2019 due to the maturity and growth of the Canadian retail market. Sales in fiscal 2019 were limited to the initial wave of legalized products (dry flower and certain oils) as well as constrained by the slow roll out of retail brick and mortar cannabis outlets in key provinces.

The sale of cannabis infused beverages and the Company's international sales activity began in fiscal year 2020 and as such there were no sales in the fiscal year 2019.

Cost of Sales, Excise Taxes and Fair Value Adjustments

Cost of goods sold includes the direct and indirect costs of materials and labour related to inventory sold, and includes harvesting, processing, packaging, shipping costs, depreciation and applicable stock-based compensation and direct and indirect overhead.

Fair value adjustment on sale of inventory includes the fair value of biological assets included in the value of inventory transferred to cost of sales.

Fair value of biological assets represents the increase or decrease in fair value of plants during the growing process, less expected cost to complete and selling costs and includes certain management estimates.

21 MD&A

The following table summarizes and reconciles the Company's gross profit line items per IFRS to the Company's selected non-IFRS measures gross profit before adjustments and gross profit before fair value adjustments. Refer to section 'Non-IFRS Measures' for definitions.

	For the three months ended			For the years ended
	July 31, 2021	April 30, 2021	July 31, 2020	July 31, 2021	July 31, 2020
	$	$	$	$	$
Net revenue	38,760	22,660	27,145	123,769	80,784
Cost of sales	(30,772)	(17,654)	(19,041)	(89,594)	(53,831)
Gross profit before adjustments	7,988	5,006	8,104	34,175	26,953

Write off of biological assets and destruction costs	-	-	-	-	(663)
Write off of inventory	(1,181)	(627)	(2,217)	(2,182)	(4,392)
Write (down)/up of inventory to net realizable value	(5,308)	-	(41,899)	(2,927)	(68,319)
Gross (loss)/profit before fair value adjustments	1,499	4,379	(36,012)	29,066	(46,421)

Realized fair value amounts on inventory sold	(14,148)	(6,426)	(6,656)	(31,767)	(40,910)
Unrealized gain on changes in fair value of biological assets	15,883	10,863	7,978	51,499	29,356
Gross (loss)/profit	3,234	8,816	(34,690)	48,798	(57,975)

EXCISE TAXES

Excise taxes are applicable to the adult-use and medical sales. Excise taxes are presented against the revenue generated by the sale of cannabis to derive the Company's net revenues on cannabis sales. Excise taxes for flower-based products are a function of fixed provincial and territorial rates based upon the gram equivalents sold as well as a variable ad valorem component which is dependent upon the selling price of the products. Excise taxes for distillate, oil-based products, such as the adult-use cannabis infused beverages are applied on the basis of a fixed amount per mg of THC, whereas CBD products are free of excise taxes.

Wholesale and International medical based sales are free of the excise tax burden.

Generally, increases to excise taxes are the result of increased adult-use sales when compared to fiscal 2020. As a percentage of adult-use gross sales in the period, excise taxes have increased to 36% from 35% of gross revenue, quarter over quarter and from 28% in Q4'20. This increase in the ratio is due to the declining average flower selling prices and an average decreased sales mix price due to increased market competition and competitive pricing strategies implemented in attempts to gain and hold market share.

COST OF SALES & GROSS MARGIN BEFORE ADJUSTMENTS

The following table illustrates the breakout of gross profit before adjustments (non-IFRS measure) by sales stream for the current the previous fiscal quarters.

For the three months ended	Adult-Use (excluding beverages)	Medical	International	Wholesale	Total non-beverage	Adult-use beverages	Company total
July 31, 2021	$	$	$	$	$	$	$
Net revenue	24,557	198	6,810	1,899	33,464	5,193	38,657
Cost of sales	(21,652)	(116)	(2,383)	(3,125)	(27,276)	(3,496)	(30,772)
Gross profit before adjustments ($)	2,905	82	4,427	(1,226)	6,188	1,697	7,885
Gross margin before adjustments (%)	12%	41%	65%	(65%)	18%	33%	20%

April 30, 2021	$	$	$	$	$	$	$
Net revenue	19,151	351	-	49	19,551	3,049	22,600
Cost of sales	(13,860)	(128)	-	(48)	(14,036)	(3,618)	(17,654)
Gross profit before adjustments ($)	5,291	223	-	1	5,515	(569)	4,946
Gross margin before adjustments (%)	28%	64%	Nil%	2%	28%	(19%)	22%

July 31, 2020	$	$	$	$	$	$	$
Net revenue	22,575	548	1,291	655	25,069	1,989	27,058
Cost of sales	(13,663)	(119)	(642)	(222)	(14,646)	(4,395)	(19,041)
Gross profit before adjustments ($)	8,912	429	649	433	10,423	(2,406)	8,017
Gross margin before adjustments (%)	39%	78%	50%	66%	42%	(121%)	30%

22 MD&A

International

The Company resumed its international sales during the period (see section 'Revenues - International Sales'). There is no excise tax burden applicable to International sales and the gross margin remains consistent with that of the first and second quarters of fiscal 2021. Previously, the Company realized no international sales during the three months ended April 30, 2021 due to new logistical requirements imposed by the Israel government, which were ultimately satisfied in the current period. As compared to the same period of fiscal 2020, the gross margin increased as the result of additional, onetime packaging costs required to be borne by the Company in Q4'20. As, previously disclosed, the Company's wholesale activity and the associated gross margins may vary from period to period as they are dependent upon the specific wholesale agreements with other licensed producers.

Wholesale

Wholesale increased during the current quarter as the result of the Zenabis acquisition. However, the gross margin was negatively impacted by the applicable business combinations accounting, in which the fair market value adjustments associated to the existing inventory, were crystalized to the inventory's cost base at the acquisition date. When normalized for the impact of these crystallized fair value adjustments, gross margin improved to 21%. The negative impact to gross margin is transitory by nature as the acquired inventory is sold through.

Adult-Use (excluding beverages)

The Company's total non-beverage gross margin declined to 18% from 28% in the previous quarter. Excise taxes as a percentage of sales increased 5% in the period which negatively impacted gross margin which was, in part, due to sales outside of the province of Quebec increasing (Quebec has a lower excise tax burden relative to other major provincial markets). Also, the average selling price decreased 10% as the result of more competitive market prices and there was an increased sales mix of the Company's lower margin, value brands.

Similar to what is disclosed above in 'Wholesales', the crystallization of fair value adjustments to the cost basis of inventory at the acquisition date of Zenabis extended to the Company's adult-use sales. When normalized for this, gross margins improve to 14% from the above stated 12%,

As compared to the fourth quarter of fiscal 2020, the gross margin decreased significantly as the average selling prices have fallen by 33% due to increasingly competitive market rates and the introduction of value brands such as Bake Sale.

Cannabis Infused Beverages

The adult-use beverage gross margin increased significantly to 33% during the quarter, from its previous level of break even and below. These sales through the Company's CIB division (see section 'HEXO CIB') which began material activity in the fourth quarter of fiscal 2020, remain on the path of scaling to optimal production levels. As seen in the current period in which volume sold has increased 71% the previously unabsorbable overhead output levels have been reduced.

Total cost of sales for the Company in the year ended July 31, 2021 increased 66% when compared to the year ended July 30, 2020 as the result of an incremental gross sales increase of 54%, as well as those factors noted above.

IMPAIRMENTS AND WRITE OFFS

During the three months ended July 31, 2021 the Company destroyed $1,181 of unsellable, aged, dried cannabis inventory and $5,308 in write downs to net realizable value ("NRV"). The NRV write downs were due to obsolete packaging and raw materials as well as aged finished goods which do not meet desired specifications.

The Company recorded $5,109 of write offs and net write downs to NRV in the year ended July 31, 2021. In addition to the above, these net losses were due to the following;

  The Company destroyed $2,182 of aged cannabis inventory; and incurred an additional $4,529 of impairment related to excess and obsolete cannabis materials; and
  A reversal of impairment of $1,602 was due to the Company realizing sales of previously written down adult-use dried flower product.

In the comparative period of the three months ended July 31, 2020 the Company incurred write downs on inventory to net realizable value of $41,889 and write offs of $2,217. These losses were due to the following;

  The Company impaired $41,899 of inventory deemed to be in excess of external demand and internal utilization plans. The largest component of the impairment was $29,540, related to outdated, older dry product, and is inclusive of $15,649 of trim. The Company's more recently grown trim is to be utilized in the trim management plan. The Company also impaired $5,503 of purchased cannabis oil related to an onerous supply agreement; and
23 MD&A

  The Company switched to utilizing lower cost and more efficient pouches from traditional jars in the packaging process, resulting in a write off of $2,217.

During the year ended July 31, 2020, the Company had write downs on inventory to NRV of $68,319. In addition to the above, total impairment losses realized were due to the following;

  Write down of concentrated bulk purchase of $1,422 due to an excess supply which reduced the value relative to the contractual obligation price.
  A reversal of impairment was recognized on previously written down cannabis trim of $1,241 due to the Company's trim utilization plan in which trim previously primarily used for extraction is being utilized for other US value added products.
  Write down of a surplus of cannabis trim (trim was primarily used for extraction purposes) and milled products the amount of $17,098 due to an excess of stock relative to the Company's short-term demand for cannabis distillate production;
  Write down of bulk purchased product of $16,166 due, in part, to an oversupply in the market of bulk products with lower potencies as well as a relatively low value when compared to competing bulk goods with a higher potency in the current adult-use market;
  Write down of oil based finished goods of $3,436 due a surplus of finished goods as oil-based products haven't captured the market share as originally estimated. Also contributing to the impairment is the decision made by certain provinces to return oil products with packaged dates greater than 3 to 4 months old;
  Write down of finished goods of $1,186 which are required to be archived as at October 31, 2019 and possess a NRV of $nil; and
  Write down in the amount of $1,241 was recognized due to costs related to packaging reconfiguration

The continuing evolution of the cannabis industry and market conditions represent ongoing uncertainties that may affect the Company's future financial results and impairments. See "Risk Factors" for additional economic and inventory risks.

FAIR VALUE ADJUSTMENTS

The unrealized gain on changes in fair value of biological assets for the current period increased 46% from the previous quarter. The increase is the direct result of the additional $9,041 in unrealized gains on the write up of biological assets acquired via the business combination of Zenabis. This is due to the realization of previous gains on biological assets at day one as mandated by IFRS 3. The Company's organic unrealized gain on changes in fair value of biological assets decreased by approximately $4,000 or 37% quarter over quarter as the result of decreased average selling prices which adversely affected the value of its biological assets. Year over year, the Company's organic unrealized biological asset gains increased 45% due to higher average yields. This is the result of more efficient cultivation and a larger bud to trim ratio. This increase is netted against the Company's decreasing average weighted selling prices year over year.

The realized fair value adjustment on inventory sold for the three months ended July 31, 2021 increased 120% compared to the previous quarter and increased 113% for the comparable quarter of fiscal 2020. The increase is mainly attributable to an increase in grams sold as well as an approximate $6,000 write-down of inventory; $4,500 related to project commissioning, and $1,500 for obsolete inventory. In addition, year over year realized fair value adjustment on inventory sold decreased in FY21 by approximately 22%. This reduction is driven by a decrease in inventory write-downs.

Operating Expenses

	For the three months ended			For the years ended
	July 31, 2021	April 30, 2021	July 31, 2020	July 31, 2021	July 31, 2020	July 31, 2019
	$	$	$	$	$	$
Selling, general and administration[1]	19,160	11,178	12,436	54,543	52,793	45,947
Marketing and promotion	3,665	2,452	2,375	10,348	12,474	31,191
Share-based compensation	827	2,715	4,373	11,731	25,790	28,008
Research and development	934	730	677	3,835	4,639	2,822
Depreciation of property, plant and equipment	1,728	1,612	1,179	6,097	6,072	1,747
Amortization of intangible assets	1,002	371	249	2,050	3,939	1,767
Restructuring costs	1,562	336	(79)	3,283	4,767	-
Impairment of property, plant and equipment	19,350	16	46,414	20,230	79,418	-
Impairment of intangible assets	-	-	2,000	-	108,189	-
Impairment of goodwill	-	-	-	-	111,877	-
Realization of onerous contract	-	-	1,763	-	4,763	-
Disposal of long-lived assets	-	-	122	1,294	3,855	-
Loss/(gain) on disposal of property, plant and equipment	19	(19)	-	64	-	-
Acquisition transaction costs	14,869	1,871	-	17,174	-	-
Health Canada Recovery Fee's1	-	3,644	-	3,644	-	-
Total	63,116	24,906	71,509	134,293	418,576	111,482

1 The Company has adjusted the presentation of the Selling, General and Administrative expenses to breakdown the Health Canada Recovery Fee's for ease of user review and identification. This presentation differs from that of the Company's interim financial statement for the year ended July 31, 2021.

24 MD&A

Operating expenses include general and administrative expenses, marketing and promotion, share-based compensation, research and development, and depreciation/amortization expenses. Marketing and promotion expenses include customer acquisition costs, customer experience costs, salaries for marketing, promotion and sales staff, and general corporate communications expenses. Selling, general and administrative expenses include salaries for administrative staff and executive salaries as well as general corporate expenditures including legal, insurance and professional fees.

SELLING, GENERAL AND ADMINISTRATIVE

During the three months ended July 31, 2021, the Company's selling, general and administrative expenses increased 54% compared to the fourth quarter of fiscal 2020. This increase is due to the following:

  Payroll related and other general expenses during the fourth quarter increased due to the addition of Zenabis operations during the two months post June 1, 2021 acquisition and the associated increased headcount.
  Audit and legal related professional fees have increased as the Company has increased in both complexity and size year over year, due to SEC filing status change and M&A activity.
  Facility related expenses have increased due to the operations of three new facilities which began upon acquisition of Zenabis June 1, 2021.
  The Company's commercial insurance expenses have also grown approximately 50% from Q4'20 due to increased size and scale of the consolidated operations of HEXO.

As previously noted the Health Canada Licensing fee was expensed in full during the previous fiscal quarter.

As a percentage of total gross revenues, SG&A expenses, have improved by 13% from 48% as compared to the fiscal year ended 2020.

Total SG&A expenses for the year end July 31, 2021 increased significantly from that of 2020 due to the general increase in size, scale and complexity of the Company and its operations. These include, increased uncapitalizable professional fees for US expansion, regulatory and financing events, increased professional service fees, additional insurance coverage, increased payroll related expenses and M&A activity. Included in SG&A in the three months ended July 31, 2021 is $5,849 of additional payroll, professional, general and administrative expenses incurred due to the Zenabis operations.

MARKETING AND PROMOTION

Marketing and promotion expenses increased quarter over quarter and from the comparative period of fiscal 2020 because of increased market research, marketing of the relaunched Up brand, expansion of the Bake Sale brand and new marketing required for increased retail locations as provinces like Ontario have seen a significant increase in the number of retail stores in the past year.

Marketing and promotion expenses in the year ended July 31, 2021, decreased 17% as the result of decreased promotional contracts, advertising campaigns, and programs.

RESEARCH AND DEVELOPMENT ("R&D")

During the three months ended July 31, 2021 and compared to the same period of fiscal 2020, R&D expenses increased nominally as the result of increased payroll related expenses and additional materials and supplies expenses related to new product testing in the Company's Brantford facility which was converted to an R&D facility in early fiscal 2021, where future strain development takes place.

When compared to the twelve months ended fiscal year 2020, R&D decreased by 17% as a result of rightsizing of the R&D departments in fiscal 2020.

SHARE-BASED COMPENSATION

In the three months ended July 31, 2021, share-based compensation expenses decreased from the previous quarter because of the revalued cash-settlement based share liability which is revalued at each period end. The Company's share price decreased from $8.23 on April 30, 2021 to $4.95 on July 31, 2021 which resulted in a reduction to share-based expenses of $1,284. The share-based compensation from traditional stock options remained consistent quarter over quarter.

When compared to the same period of fiscal 2020, share-based compensation decreased 81%, attributable to the vesting structuring of high value stock option grants issued in fiscal 2019 winding down towards less expensive vesting periods. Share-based expenses are weighted more significantly in the first twelve months after issuance due to their vesting structure, thus, critical vesting milestones have been reached. Subsequent grants in fiscal 2020 possess a lower call option burden to the Company due to lower market prices, and therefore lower contribution of expenses over time. During the year ended July 31, 2021, share-based compensation was reduced by 47% primarily due to the above.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months ended July 31, 2021 and compared to the same period of fiscal 2020, depreciation of property, plant and equipment in operating expenses increased primarily due to the additional depreciation of the Zenabis property plant and equipment acquired.

25 MD&A

Compared to the fiscal year ended 2020, depreciation of property, plant and equipment remained flat as the non-production related depreciable asset base remained consistent during the year.

AMORTIZATION OF INTANGIBLE ASSETS

During the three months ended July 31, 2021 the amortization of intangible assets increased due to the identified Cultivation License and Brands intangible assets recorded upon acquisition of Zenabis.

The amortization of intangible assets decreased from fiscal year 2020. The decrease in the period is due to the amortizable asset base of fiscal 2020 including $113,888 of cultivation and license assets that were impaired by $106,189. This resulted in $3,939 of associated amortization expenses in fiscal 2020 compared to $2,050 in 2021.

RESTRUCTURING COSTS

During the current fiscal year the Company underwent a restructuring of certain departments and functions within the organization. This began in the first quarter of fiscal 2021 in which $525 of executive severance was realized, then followed by the reorganization of the Company human resources department in the second quarter amounting to $860. The current periods restructuring was due to the severance incurred to restructure the former management of Zenabis and the associated severance payments. These restructuring efforts continue to rescale the Company's operations to the appropriate level in order to drive operating expenses lower.

During the comparative periods of the three and twelve months ended July 31, 2020 the Company was undergoing its initial restructuring efforts to rightsize the Company as previously disclosed in the Company's annual MD&A of fiscal 2020 in section 'Corporate Restructuring.' These costs were primarily comprised of severance, consulting fees and other payroll related termination costs.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

The Company incurred impairment losses on property, plant and equipment during the period. The impairments were due to redundant and obsolete cultivation and production equipment not required under the future operating plan.

During the comparative period in fiscal 2020, impairment losses amounted to $46,414 and 79,418 for the three and twelve months ended respectively. These related to the impairment of the Niagara facility which was ultimately disposed of and certain idle assets under construction and in progress as they were not required under the Company's short term operational needs.

ONEROUS CONTRACT

The Company incurred no losses on onerous contracts during the three or twelve months ended July 31, 2021.

During the comparative periods twelve months ended July 31, 2020 the Company recognized onerous contract provisions of $4,763 relating to a fixed price supply agreement for the supply of certain cannabis products to which the Company is currently liable to receive. The onerous portion of the supply agreement is the deemed excess contract price over the current market pricing. The supply agreement is currently the subject of legal proceedings (see section - 'Litigation'). The costs and purchase obligations under the contract exceed the economic benefits expected to be received.

DISPOSAL OF LONG-LIVED ASSETS

During the periods of the three ended July 31, 2021, the Company did not dispose of any long-lived assets.

During the comparative periods of fiscal 2020, the Company disposed of certain equipment in the Niagara facility resulting in a loss of $3,237.

ACQUISITION AND TRANSACTION COSTS

During the period, the Company began to realize expenses related to the then proposed acquisitions of 48North and Redecan (both of which were finalized after the period). During the period the Company began realizing expenses related to these proposed acquisitions including legal, due diligence, consulting, and other applicable costs. In addition to this, the Company continued to incur expenses relating to the acquisition of Zenabis which closed June 1, 2021. These costs represent uncapitalizable expenses per IFRS 3 - Business Combinations. In the previous quarter, the Company realized similar costs related to the Zenabis acquisition.

26 MD&A

Other Income and Losses

	For the three months ended			For the year ended
	July 31, 2021	April 30, 2021	July 31, 2020	July 31, 2021	July 31, 2020	July 31, 2019
	$	$	$	$	$	$
Interest and financing expenses	(23,756)	(3,296)	(2,731)	(32,124)	(10,043)	(469)
Interest income	544	349	662	1,601	1,902	5,187
Interest income (expense), net	(23,212)	(2,947)	(2,069)	(30,523)	(8,141)	4,718

Revaluation of financial instruments gain	7,304	(383)	(1,433)	(2,283)	6,533	(3,730)
Loss from investment in associate and joint ventures	(603)	(2,244)	(1,195)	(6,505)	(6,331)	(2,964)
Loss on inducement of convertible debentures	-	746	(54,283)	-	(54,283)	1,737
Fair value gain/(loss) on convertible debenture	514	-	(86)	1,260	(4,806)	-
Fair value loss on senior secured convertible note	(7,478)	544	(4,345)	(7,478)	(12,880)	(315)
Realized gain (loss) on investments	790	-	-	1,994	24	(215)
Foreign exchange gain/(loss)	12,944	(1,514)	(1,623)	9,108	1,392	(78)
Other income	252	1,177	2,369	4,763	2,531	-
Non-operating income (expense), net	13,723	(1,674)	(60,596)	859	67,820	(5,565)

INTEREST AND FINANCING EXPENSES

During the three months ended July 31, 2021 interest and financing expenses significantly increased compared to the prior quarter and the same period of fiscal 2020. The increase was due to two events. The first being the acquisition of Zenabis on June 1, 2021 in which the acquired debt contributed approximately $3,000 of interest and financing fees. Secondly, approximately $18.8 million of broker, advisory and legal fees were incurred upon the offering of the senior secured convertible note (see section 'Capital Resources').

The increase in financing expenses for the year ended July 31, 2021 is attributable to those reasons as outlined above.

REVALUATION OF FINANCIAL INSTRUMENTS

The Company revalued certain of its financial instruments on July 31, 2021, resulting in a gain in the current period due to the decrease to the Company's share price from April 30, 2021 which fell from $8.26 to $3.10. The unrealized losses in the previous quarter and the fourth quarter of fiscal 2020 were resultant of a lower volatility in the Company's share price. The applicable financial instruments are the Company's USD denominated warrants, which are classified as a liability and remeasured at each period end date.

Similarly, the revaluation gain of $6,533 in the twelve months ended July 31, 2020 was due to the decrease in the Company's underlying market price year over year, resulting in a reduction of the outstanding warrant liability.

SHARE OF LOSS FROM INVESTMENT IN ASSOCIATES AND JOINT VENTURES

The Company accounts for its interests in associates and joint venture under the equity method and as such recognizes the applicable portion of their financial results onto the consolidated statement of comprehensive loss.

Quarter over quarter, these losses were reduced significantly by the Company's share of rent recovery income through the BCI joint venture and reduced share of losses from Truss LP due to an increase in non-cannabis revenues and reduced operating expenses. Similarly, the decrease from the fourth quarter of fiscal 2020 due to the aforementioned.

When compared to the fiscal year ended 2020, the losses remained consistent.

LOSSES ON CONVERTIBLE DEBENTURES AND REVALUATION GAIN ON CONVERTIBLE DEBENTURES

In the three months ended July 31, 2021, the company did not recognize any losses on convertible debenture receivable. In the previous quarter, the Company recognized a gain on revaluation of the $19,500 convertible debenture receivable extended to Zenabis (the convertible debenture receivable is eliminated upon consolidation in the current period).

In the comparative period of fiscal 2020, an early inducement of $29,860 aggregate principal amount of the Company's December 2019 convertible Debentures occurred. Offering under the early conversion was a reduction to the effective conversation ratio and one-half warrant per common share, resulting in the loss.

During fiscal year 2020 the Company, in two tranches, converted $7,000 and $3,000 debenture receivables to common shares which were immediately disposed of for realized losses of $4,806.

FAIR VALUE LOSS ON SENIOR SECURED CONVERTIBLE NOTE

During the period the Company issued a US$360 million senior secured convertible note. On Day 1 the Company recorded an unrecognized loss of $96,202 to be recognized straight line over the life the note. The Day 1 loss is function of the premium paid to secure the necessary funding to enter in the definitive agreement to acquire Redecan. During the period the Company recognized $9,229 of the Day 1 loss. At July 31, 2021 the note was revalued to its fair market value and the Company recognized a net fair value gain of $1,751.

27 MD&A

UNREALIZED GAIN/(LOSSES) ON INVESTMENTS

The Company's level 1 investments in publicly held companies are marked-to-market at each period end date. During the three months and twelve months ended July 31, 2021 the Company's recorded gain on investments was due to the favorable increase in the underlying markets prices.

The losses in the comparative periods for the three and twelve months ended July 31, 2020, were principally due to the write off of two level 3 private investments which the Company obtained through a previous acquisition.

FOREIGN EXCHANGE GAIN/(LOSS)

Gains and losses are the outcome of favorable and unfavorable volatility in the CAD/USD FX rate period over period. As at July 31, 2021, the Company's USD holdings increased significantly due to proceeds of the May 2021 "At the Market Offering" held for the Redecan acquisition.

OTHER INCOME

During the three and twelve months ended July 31, 2021 the Company recognized recoveries on partnership as Other Income as the result of the Company's arrangement with Truss in which the Company recovers its net loss incurred due to the operations of HEXO CIB (see section Cannabis Infused Beverage ("CIB")"). This activity remained consistent period over period.

Tax Recovery

In the year ended July 31, 2020, the Company realized a tax recovery of $6,023 to offset the remaining differed tax liability generated through the acquisition of Newstrike in fiscal year 2019. There were no material tax recoveries or expenses during the three and twelve months ended July 31, 2021.

Adjusted EBITDA

As defined under section 'Non-IFRS Measures' Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income), plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments on the sale of in inventory and biological assets, plus (minus) restructuring and acquisition costs as these are the associated costs for the severance and other payroll related expenses to restructure the Company in such a manner that they are not expected to be a part of the Company's continuous operations, plus (minus) certain non-cash items, as determined by management as follows:

	Q4'21	Q3'21	Q2'21	Q1'21	Q4'20
	$	$	$	$	$
Total net loss attributable to shareholders before tax	(69,512)	(20,708)	(20,839)	(4,197)	(169,532)

Finance expense (income), net	23,211	2,947	2,472	1,895	2,069
Depreciation, included in cost of sales	2,308	1,502	2,385	2,406	1,254
Depreciation, included in operating expenses	1,728	1,612	1,679	1,078	1,179
Amortization, included in operating expenses	1,002	371	342	331	249

Investment (gains) losses
Revaluation of financial instruments loss/(gain)	(7,304)	383	9,937	(733)	1,433
Share of loss from investment in joint venture	602	2,244	2,584	1,073	1,863
Loss/(gain) on convertible debentures	6,964	(746)	-	-	86
Unrealized loss/(gain) on investments	(788)	(544)	(1,248)	587	4,345
Realized loss/(gain) on investments	-	-	-	-	-
Foreign exchange loss/(gain)	(12,945)	1,514	1,862	461	1,623
Loss on inducement of convertible debentures	-	-	-	-	54,283

Non-cash fair value adjustments
Realized fair value amounts on inventory sold	14,148	6,426	6,387	4,806	6,656
Unrealized gain on changes in fair value of biological assets	(15,883)	(10,863)	(13,657)	(11,096)	(7,978)

Restructuring costs & acquisition costs
Restructuring costs	1,562	336	860	525	(79)
Acquisition costs	14,869	1,871	436	-	-

Other non-cash items

28 MD&A

	Q4'21	Q3'21	Q2'21	Q1'21	Q4'20
	$	$	$	$	$
Share-based compensation, included in operating expenses	827	2,715	5,259	2,930	4,373
Share-based compensation, included in cost of sales	333	251	402	596	511
Write-off of inventory	1,181	-	-	-	2,217
Write (up)/down of inventory to net realizable value	5,308	-	-	(1,543)	41,899
Impairment loss on right-use-assets	-	-	-	761	2,000
Gain on exit of lease	-	(88)	-	(419)	-
Impairment loss on property, plant and equipment	19,350	16	61	42	46,414
Recognition of onerous contract	-	-	-	-	1,763
Disposal of long-lived assets	19	(19)	1,280	78	122
Adjusted EBITDA	(13,020)	(10,780)	202	(419)	(3,250)

In the fourth quarter of fiscal 2021, the Company's Adjusted EBITDA decreased from the previous quarter due to the reduction of gross margin before fair value adjustments and increased operating expenses (see section 'Cost of Sales Before Adjustments' and 'Operating Expenses'). Gross margin was impacted by the crystallization of fair value adjustments on inventory at Zenabis to its cost base, thereby increasing the total COGS. Operating expenses also increased as the direct result of the acquisition of Zenabis (the Company continues working towards establishing synergist cost savings on its consolidated operating expenses). The reduction of adjusted EBITDA in Q3'21 was attributed decreased sales and gross margin quarter over quarter as well as a $3,644 in period expense for Health Canada recovery fees. The Company reached Adjusted EBITDA positive in Q2'21 which was due to net revenue increase of 12%. During Q1'21, the Company's Adjusted EBITDA loss continued to improve as management works towards profitability of the Company. This improvement was driven by increased gross margin before fair value adjustments, as well as increased non-cash depreciation expensed through costs of sales due to the impact of produced inventory in periods with higher depreciation being sold. (See section Revenue, Excise taxes and Cost of Sales).

Quarterly Results Summary

The following table presents certain unaudited financial information for each quarter of the past three fiscal years. Past performance is not a guarantee of future performance, and this information is not necessarily indicative of results for any future period.

	Q4 '21 July 31, 2021	Q3 '21 April 30, 2021	Q2 '21 January 31, 2021	Q1 '21 October 31, 2020
	$	$	$	$
Net revenue	38,760	22,660	32,880	29,468
Total loss and comprehensive loss	(67,959)	(20,708)	(20,839)	(4,197)
Weighted average shares outstanding	142,018,176	122,397,731	122,022,069	120,849,754
Loss per share - basic	(0.48)	(0.17)	(0.17)	(0.04)
Loss per share - fully diluted	(0.48)	(0.17)	(0.17)	(0.04)

	Q4 '20 July 31, 2020	Q3 '20 April 30, 2020	Q2 '20 January 31, 2020	Q1 '20 October 31, 2019
	$	$	$	$
Net revenue	27,145	22,132	17,007	14,499
Total loss and comprehensive loss	(169,532)	(18,837)	(298,167)	(60,016)
Weighted average shares outstanding	77,376,174	73,852,844	65,835,852	64,249,165
Loss per share - basic	(1.60)	(0.28)	(4.52)	(0.92)
Loss per share - fully diluted	(1.60)	(0.28)	(4.52)	(0.92)

	Q4 '19 July 31, 2019	Q3 '19 April 30, 2020	Q2 '19 January 31, 2020	Q1 '19 October 31, 2019
	$	$	$	$
Net revenue	15,424	13,017	13,438	5,663
Total loss and comprehensive loss	(44,729)	(7,751)	(4,325)	(12,803)
Weighted average shares outstanding	62,396,681	52,503,466	49,580,750	48,508,345
Loss per share - basic	(0.80)	(0.20)	(0.10)	(0.32)
Loss per share - fully diluted	(0.80)	(0.20)	(0.10)	(0.32)

29 MD&A

Financial Position

The following table provides a summary of our condensed interim consolidated financial position at July 31st for past three fiscal years:

	July 31, 2021	July 31, 2020	July 31, 2019
	$	$	$
Total assets	1,311,803	692,869	878,623
Total liabilities	579,538	136,193	89,911
Share capital	1,267,967	1,023,788	799,706
Share-based payment reserve	69,750	65,746	40,315
Warrants	124,112	95,617	60,433
Contributed Surplus	41,290	27,377	-
Non-controlling interest	1,987	3,379	1,000
Accumulated other comprehensive income and deficit	(772,841)	(659,231)	(112,742)

Total Assets

FY 2021 vs. FY 2020

On July 31, 2021 the Company's total assets have increased by 89% from July 31, 2020. The following significant activities and events resulted in the net reduction of assets during the twelve months ended July 31, 2021:

  Total assets increased due to the business combination of Zenabis, inclusive of $88,189 of Goodwill and $34,314 of acquired intangible assets (brands and licenses).
  The Company's cash and cash equivalents fell $116,711 (See section 'Liquidity and Capital Resources')
  Restricted cash significantly increased due to $385,474 of cash raised through the senior secured convertible note set aside for the Redecan acquisition and certain other contractual obligations.
  Since July 31, 2021, inventory has increased as the result of significantly increased from Zenabis acquisition and the increase in average yields of the Company's biological assets as well as greater bud to trim yields;
  Biological assets increased due to expected yields increased period over period due to entering a higher yielding, increased number of plants and weather favorable season to harvest;
  The acquired property, plant and equipment assets from Zenabis were $129,074. Outside of these acquired assets, property, plant and equipment decreased as total depreciation and impairments losses exceeded the periods non business combination related additions. This is reflective of reduced construction in progress and capital projects as operations approach scale;
  The Company made a capital contribution of $4,250 to Truss during the period, which was offset by the Company's share of losses in its joint venture and associates, resulting in a net decrease to the assets of $1,627;

FY 2020 vs. FY 2019

Total assets decreased to $692,869 as at July 31, 2020 from $878,623 as at July 31, 2019. The following activities and events resulted in decreases to total assets during the year ended July 31, 2020:

  Goodwill was impaired to $nil resulting in a decrease of total assets of $111,877;
  An impairment of Niagara facilities cultivation and production licenses resulted in a reduction to intangible assets in the amount of $108,189;
  Convertible debenture decreased to $nil from $13,354 from the comparative period as the Company has converted and disposed of the underlying securities during the period;
  Cumulative write downs of inventory to net realizable value were $68,319 in the period, which contributed to the $18,921 reduction to inventory year over year;
  Short term investments decreased by $25,937, due to the liquidation of the Company's GICs;
  Raised cash through various financings was $70,605;
  Property plant and equipment increased by $30,158 due to continued leasehold improvements to the Belleville facility, capitalized right of use assets which contributed $20,705 (new in fiscal 2020 due to adoption of IFRS 16) and the associated required additional production equipment required within the facility. The net additions to property, plant and equipment were impacted by impairments and disposals of $75,833 and $11,506, respectively; and
  The Company contributed capital of $29,115 to Truss Beverage Co.
30 MD&A

Total Liabilities

Current liabilities on July 31, 2021 increased year over year due to the following:

  Accounts payable and accrued liabilities approximately doubled as the result of:
    The additional payables obtained through the acquisition of Zenabis;
    Increased scale of operations at the Company's CIB division; and
    Accrued transaction and agent fees related to acquisitions.
  The current portion of the unsecured convertible debenture acquired on business combination was $3,406;
  Current portions of loans and borrowings increased due to $50,159 of debt acquired on the business combination of Zenabis; and
  Issuance of a senior secured convertible note increased by $367,699 (see section 'Capital Resources').

Long term liabilities increased year over year due to the following:

  Convertible debt accretion amounted to $4,120; and
  The long-term lease liability increased significantly due to the acquisition of capital leases on the business combination of Zenabis.

FY 2020 vs. FY 2019

Long term liabilities on July 31, 2020 increased to $53,706 compared to $6,969 as at July 31, 2019. The variance was driven by the following activities and events:

  An issuance of $70,000 of unsecured convertible debentures in December 2019, which had a carrying value of $28,969, representing the discounted value of the remaining outstanding debentures;
  The closing of two registered offerings for a combined USD$45,000 which resulted to an increased warrant liability valued at $3,450; and
  The adoption a new lease accounting standard (see section IFRS 16 - Leases) which resulted in the recognition of an assumed long-term lease liability in the amount of $24,344.

Share Capital

During the year ended July 31, 2021, share capital increased $244,179 primarily due to $154,970 from the share issuance on the Zenabis acquisition, 29,540 on senior convertible debenture, 45,257 on the May 2021 "At the Market Offering" and $9,932 on the exercise of warrants.

Share-Based Payment Reserve

During the year ended July 31, 2021 the Company's shares-based payment reserve increased on a net basis. The net increase is the result of total share-based compensation issued of $13,150 and replacement stock options of $7,282 on the Zenabis acquisition. This was offset by expired vested stock options of $12,891 and exercised options and equity settled RSUs of $3,537.

Warrants Reserve

During the year ended ended July 31, 2021, the warrant reserve was increased by $32,354 due to the replacement warrants issued on the Zenabis acquisition, offset by $3,859 on the exercise of 2,146,931 warrants.

Contributed Surplus

The Company's contributed surplus increased by $13,913 during the year months ended July 31, 2021 due to the expired warrants and stock options as stated above.

31 MD&A

Liquidity and Capital Resources

Liquidity

Our objective when managing our liquidity and capital structure is to maintain sufficient cash to fund our working capital needs, capital project development and contractual obligations. During the period, the Company issued a US$360,000 senior secured convertible note of which US$253,000 may be redeemable in cash upon demand in fiscal 2022, if certain conditions are met or events occur (see section 'May 2021 Senior Secured Convertible Note').  To date, all cash redemptions have been waived in place of equity issuances, however, there can no total assurance that this will continue to the be case over the next twelve months (see section 'Going Concern').

For the year ended	July 31, 2021	July 31, 2020
	$	$
Operating activities	(43,068)	(94,554)
Financing activities	377,972	248,203
Investing activities	(451,615)	(83,044)

Operating Activities

Net cash used in operating activities for the year ended July 31, 2021 decreased to $43,068 from $94,554 in the comparative period as a result following:

  Net revenue increase of $42,985;
  The changes to items not affecting cash were $71,263 (July 31, 2020 – $508,484) and are composed primarily of;
    Unrealized gain on changes in fair value of biological assets was $51,499 (July 31, 2020- $29,356)
    Impairment's losses of property, plant and equipment and right of use assets were $20,230 (July 31, 2020 - $299,484 of impairments and write offs of property, plant and equipment, goodwill, intangibles and inventory);
    Share-based compensation add back reduced to $14,859 (July 31, 2020 -$25,790)
  Changes to non-cash working capital of $431 (July 31, 2020 - ($56,549)) composed of;
    Net decrease of inventories and biological assets carried of $1,139 (July 31, 2020 – ($71,999)); and
    Decrease in cash collection of accounts receivable by $14,203 (July 31, 2020 – collected cash of $267).

Financing Activities

Net cash generated from financing activities for the year ended July 31, 2021 increased from the comparative period due to the following events and transactions:

  Cash generated from issuance of the senior secured convertible note in May 2021 was $395,511 (During fiscal 2020 the Company raised proceeds of $70,000 through the issuance of convertible debt);
  Increased exercising activity of options and warrants lead to increased cash generation of $3,611;
  Net proceeds from the May 2021 "At the Market Offering" were $45,257 (During fiscal 2020 the Company raised $196,843 in proceeds from the issuance of common shares across several public and private financings); and
  During the fiscal year, the Company repaid its term loan in full and other debt repayments increased cash outflows by $34,915;

Investing Activities

Cash used for investing activities increased significantly in the year ended July 31, 2021 from the year ended July 31, 2020 due to the following events and transactions:

  Restricted funds increased significantly, as the net proceeds raised through the senior secured convertible note were placed into escrow to help fund Company's acquisition of Redecan (closed August 30, 2021) and to settle certain acquired liabilities from the acquisition of Zenabis during the period;
  The Company issued a convertible debenture of $19,500 during the period;
  Capital contributions to the Company's joint ventures and investments in associates decreased by 25,500 during the current period as operations continue to mature and scale; and
  The acquisition of property, plant and equipment was significantly reduced (approximately 75%) the Company's capital needs to fund core operations at the Masson campus and Belleville Centre of Excellence approach significant completion.

Going Concern

For the year ended July 31, 2021, the Company reported an operating loss of $85,495; cash outflows from operating activities of $43,068 and an accumulated deficit of $773,993. In addition, the Cash held in escrow were released subsequent to year end to finance the Redecan acquisition (Note 39).

32 MD&A

Under the terms of the Senior Secured Convertible Note, the holder has the option to require monthly redemptions, which are settled in either cash or equity. In order to retain the right to settle the monthly redemptions in either cash or equity, the Company must maintain, for each of the 20 previous trading days, a daily volume weighted average price per common share on the Nasdaq Capital Market ("VWAP") above US$1.50, as well as meet certain other conditions. In the event that the Company's daily VWAP falls below US$1.50, the Company must seek a waiver from the holder in order to settle each monthly redemption in equity (the "Equity Condition Waiver"). If the holder does not grant the waiver, the monthly redemption is required to be settled in cash. These monthly redemptions may result in significant cash outflows over the next twelve months (Note 19).

On October 22, 2021, the Company negotiated an amendment to the terms of the Senior Secured Convertible Note which resulted in reducing the daily VWAP attached to the equity waiver condition from US$5.00 to US$1.50. In addition, to date, when requested, the holder has granted the equity waiver and has permitted settlement of the monthly redemptions in equity. However, there can be no assurances that the daily VWAP will remain above US$1.50 or, in situations where the daily VWAP falls below US$1.50, that the holder will continue to grant equity waivers to permit settlement of the monthly redemptions in equity. The Company has maintained a positive relationship with the holder, with the holder having negotiated and agreed to two amendments favorable to the Company.  While there exists a risk that significant cash outflows may be required over the next twelve months under the terms of the Senior Secured Convertible Note, the Company has been working with the Holder to renegotiate the terms of the Senior Secured Convertible Note.

The Company has sufficient funding for ongoing working capital requirements, however, current funds on hand, combined with operational cash flows, are not sufficient to also support funding potential cash requirements under the Senior Secured Convertible Note, investments required to continue to develop cultivation and distribution infrastructure, and the future growth plans of the Company. Management is exploring several options to secure the necessary financing, which could include the issuance of new public or private equity or debt instruments, supplemented with operating cash inflows from operations. Nevertheless, there is risk that certain sources of additional future funding will not be available to the Company or will be available on terms which are acceptable to management. In the meantime, Management continues to monitor and manage its cash flow in relation to its strategic growth objectives and working capital requirements.

The financial statements and this MD&A do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Capital Resources

On July 31, 2021, working capital totaled $189,920. The exercise of all the in-the-money warrants and vested stock options of the Company issued and outstanding as of July 31, 2021, using the closing market price of the common shares on the Nasdaq of $4.95 (as at July 30, 2021, the final trading day of the period), would result in an increase of cash of approximately $97,962 and $4,658, respectively.

Subsequent to July 31, 2021, the Company established and closed an underwritten public offering for total gross proceeds of USD$144,786 (see section "Other Corporate Highlights - Subsequent Events'). The Company utilized a portion the net proceeds from the offering to fulfil the cash component of the purchase price payable on the Redecan acquisition August 30, 2021. The balance of the raised funds is intended to be used relation to the Company's U.S. expansion plans.

The Company is continuously assessing its capital and operational expenditures to streamline the business and cut down operational losses each period on the path to generating earnings per share.

The following table provides information about the Company's remaining funds from recent public offering and private placement and the actual use of proceeds from those financings compared to the intended use of proceeds from the offerings. The remaining cash related to financings raised for general corporate and working capital needs are prorated based timing of funds raised and the current periods cash flow.

Date	Type	Gross Proceeds	Initially Intended Use of Net Proceeds	Actual Use of Proceeds
May 21, 2020	Underwritten public offering	$57,545	The net proceeds generated from the financing amounted to $54,493. The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes.

The Company has remained compliant with its stated intended use as at July 31, 2021 and management has not undertaken new direction over the intended use of these funds as at the reporting date.

Due to the timing of the financing the Company utilizing raised funds for general purposes on a first in, first out basis, there is an estimated $9,169 remaining at period end.

33 MD&A

July 16, 2020 to July 31, 2020	At-the-market public offering	$34,551

The net proceeds generated from the financing amounted to $33,236.

The Company expects to use the net proceeds from the ATM Program for general corporate purposes, which may include:

(i) working capital;

(ii) capital expenditures; and

(iii) debt repayments.

The Company has remained compliant with its stated intended use as at July 31, 2021 and management has not undertaken new direction over the intended use of these funds as at the reporting date.

The Company repaid its $30,625 outstanding credit facility in full on April 30, 2021, along with $56 is closing fees (which were applied against the financing proceeds).

Due to the timing of the financing the Company utilizing raised funds for general purposes on a first in, first out basis, there is an estimated $832 remaining at July 31, 2021.

May 11, 2021	At-the-market public offering	$46,987

The net proceeds generated from the financing were approximately $46,564.

The Company expects to use the net proceeds from the ATM Program for:

(i) costs associated with the Company's U.S. expansion plans including the contemplated acquisition of a facility in the State of Colorado and its subsequent retrofitting and improvement;

(ii) capital expenditures, including potential capital expenditures to make additional improvements to the production lines at the Company's Belleville, Ontario facility;

(iii) potential future acquisitions;

(iv) working capital, including replenishing existing cash resources and working capital which will be used to fund certain transaction and integration costs and minimum debt repayments related to the Company's proposed acquisition of Zenabis Global Inc. ("Zenabis"); and

(v) repayment of additional debts owed by Zenabis following the completion of the Zenabis acquisition.

The Company has remained compliant with its stated intended use as at July 31, 2021 and management has not undertaken new direction over the intended use of these funds as at the reporting date.

The raised proceeds through to July 31, 2021 remained on hand and were subsequently utilized to acquire Redecan on August 30, 2021.

May 27, 2021	Senior Secured Convertible Note	USD$327,600	The approximate net proceeds before closing fees from the financing were USD$327,600. The Company expected to use virtually all the funds to finalize the acquisition of Redecan.

Upon receipt, as agreed upon, USD$229,320 of the funds were placed into escrow. The remaining amount was wired to the Company subject to a covenant to restrict $80,000 of the funds for the acquisition of Redecan.

The Company was in compliance with the stated use of funds and the required covenant at July 31, 2021.

The Company ultimately complied with the stated intended use of the funds on September 1, 2021 upon the close of Redecan (see section 'HEXO Acquires Canadas Largest Private Cannabis Licensed Producer Redecan').

34 MD&A

May 2020 Underwritten Public Offering

On May 21, 2020 the Company closed an underwritten public offering for total gross proceeds or $57,545 through the issuance of 63,940,000 units at a price of $0.90 per unit. Each unit contained one common share and one common share purchase warrant. Total issuance costs amounted to $3,052.

June 2020 ATM Offering

On June 16, 2020 the Company established the ATM program allowing the Company to issue up to $34,500 (or its U.S. dollar equivalent) of common shares to the public. The program closed on July 31, 2020 and a total of approximately $34,551 (after foreign exchange gains were applied) was generated through the issuance of 32,942,479 common shares in the year ended July 31, 2020. On July 31, 2020 a receivable of $883 remained for irrevocable sales which occurred prior to year-end and subsequently settled on August 5, 2020, at which time the remaining 979,500 shares were issued. Total issuance costs and broker fees amounted to $1,288.

May 2021 ATM Offering

See section "Establishment and Launch of At-the-Market Offering up to $150 Million."

May 2021 Senior Secured Convertible Note

On May 27, 2021 the Company closed an offering of USD$360,000 aggregate principal amount of senior secured convertible notes, sold at a price of USD$327,600 representing a discount of 9%. The Notes will mature on May 1, 2023. If not previously converted, all principal repayments of the notes will made be at a price equal to 110% of the principal amount of the notes being repaid. See Note 19 of the Company's annual audited consolidated financial statements for full details.

On August 30, 2021, the Company utilized the senior secured convertible note's net, unrestricted proceeds to fund a significant portion of the $400 million cash component of acquiring Redecan. Management assessed the available financing options and determined the issuance of the convertible note was appropriate and the best available option in order to secure the definitive purchase agreement to acquire Canada's largest private cannabis licensed producer.

Capitalization Table

The capitalization information in the table below presents the balances of issued and outstanding common shares and other convertible securities as at the Company's fiscal years ended of July 31, 2021 and 2020, and the date of this MD&A.

	October 29, 2021	July 31, 2021	July 31, 2020
Common shares	311,650,794	152,645,946	120,616,437
Warrants	35,308,552	36,986,570	33,379,408
Options	11,930,292	12,018,143	7,503,690
Restricted share units	550,832	550,832	587,108
Convertible debentures	3,175,633	3,175,633	3,175,633
Senior convertible note[1]	207,988,980	84,501,262
Total	570,605,083	289,878,386	165,262,276

      1 Estimated based on the assumption all remaining principal at 110% is converted at 88% of the current share price.

The following table summarizes the Company's stock options outstanding as at July 31, 2021.

	Number outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average remaining life (years)
$2.32-$10.76	8,292,550	8.82	1,853,536	6.30
$15.56-$26.16	1,576,409	7.79	1,779,478	7.33
$28.52-$34.00	2,141,186	7.40	474,040	7.50
$47.36-$234.76	7,998	0.35	7,333	0.32
	12,018,143		4,114,387

The following table summarizes RSU activity during the year ended July 31, 2021 and the year ended July 31, 2020.

35 MD&A

	July 31, 2021		July 31, 2020
	Value of units on		Value of units on
	Units	grant date	Units	grant date
Opening balance	587,108	$8.41	-	$-
Granted	24,008	3.17-7.17	609,636	8.52
Acquired and reissued through acquisition	223,506	8.61	-	-
Exercised - equity settled	(223,506)	8.61	-	-
Exercised - cash settled	(25,483)	5.62-8.60	-	-
Forfeited	(34,801)	11.76	(22,528)	11.76
Closing balance	550,832	$7.91	587,108	$8.41

As at July 31, 2021, 155,513 RSU's are vested and outstanding.

The following table summarizes warrant activity during the year ended July 31, 2021 and year ended July 31, 2020.

	July 31, 2021		July 31, 2020
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price[1]	warrants	exercise price[1]
Outstanding, beginning of year	33,379,408	$7.60	7,396,359	$39.80
Expired and cancelled	(535,889)	4.09	(3,889,871)	49.00
Issued on acquisition	5,970,370	14.59	-	-
Issued	-	-	30,976,389	4.96
Exercised	(2,146,931)	4.10	(1,103,469)	3.88
Outstanding, end of year	36,666,958	$8.85	33,379,408	$7.60

    1 USD denominated warrant's exercise price have been converted to the CAD equivalent as at the period end for presentation purposes

Off-Balance Sheet Arrangements and Contractual Obligations

The Company does not have any off-balance sheet arrangements.

Commitments

The Company has certain contractual financial obligations related to service agreements, purchase agreements, rental agreements and construction contracts. These contracts have optional renewal terms that we may exercise at our option. The annual minimum payments payable under these contracts over the next five years are as follows:

Year ended July 31, 2021	2022	2023 - 2024	2025 - 2026	Thereafter	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	63,557	-	-	-	63,557
Excise taxes payable	6,591	-	-	-	6,591
Onerous contract	4,763	-	-	-	4,763
Convertible debt	371,105	33,089	-	-	404,194
Lease obligations	4,742	7,707	7,835	28,836	49,120
Capital projects (1)	8,065	18	26	-	8,109
Service contracts	4,904	295	20	-	5,219
Lease based operating expenses (2)	3,547	6,693	8,211	13,472	31,923
	467,274	47,802	16,092	42,308	573,476

(1) Note the Company presents in commitments on capital projects on the basis of committed amounts to enacted purchase orders and therefore, inherently there may be differences between committed capital and approved budgets for capital projects. Refer 'HEXO GROUP OF FACILITIES" for a general summary of these projects and their respective remaining approved capital budgets.

(2) Lease based operating expense represent the variable operating expenses associated with the lease obligation under IFRS 16, Under IFRS all amounts charged that have no minimum fixed charge are considered variable and not capitalized.

LITIGATION

Class Actions

As of July 31, 2021, the Company and its Chief Executive Officer are defendants in a putative class-action lawsuit pending in the Québec Superior Court brought on behalf of certain purchasers of shares of the Company and filed on November 19, 2019. The lawsuit asserts causes of action for misrepresentations under the Québec Securities Act and the Civil Code of Québec in connection with certain statements contained in HEXO's prospectus, public documents and public oral statements between April 11, 2018 and November 15, 2019. The allegations relate to: (1) statements made by the Company regarding its agreement with the Province of Québec to supply cannabis; (2) statements made by the Company regarding its acquisition of Newstrike, particularly the licensing of the Newstrike facilities and the forecasted synergies and/savings from the Newstrike acquisition; (3) statements made by the Company about the net revenues in Q4 2019 and fiscal year 2020; and (4) the certifications by Louis St-Louis and the underwriters of the Company. The plaintiffs seek to represent a class comprised of Québec residents who acquired the Company's securities either in an Offering (primary market) or on the secondary market during such period and seek compensatory damages for all monetary losses and costs. The amount claimed for damages has not been quantified.

36 MD&A

As of July 31, 2021, the Company is named as a defendant in a proposed consumer protection class action filed on June 16, 2020, in the Court of Queens' Bench in Alberta on behalf of residents of Canada who purchased cannabis products over specified periods of time. Several other licensed producers are also named as co-defendants in the action. The lawsuit asserts causes of action, including for breach of contract and breach of consumer protection legislation, arising out of allegations that the Tetrahydrocannabinol (THC) or Cannabidiol (CBD) content of medicinal and recreational cannabis products sold by the Company and the other defendants to consumers was different from what was advertised on the products' labels. Many of the cannabis products sold by the Company and other defendants were allegedly sold to consumers in containers using plastic bottles or caps that may have rapidly absorbed or degraded the THC or CBD content within them. By allegedly over-representing the true amount of THC or CBD in the products, the plaintiff claims that consumers would be required to consume substantially more product than they otherwise would have in order to obtain the desired effects or, in the alternative, would have consumed the product without obtaining the desired effects. The action has not yet been certified as a class action.

MediPharm

As of July 31, 2020, the Company is subject to a lawsuit filed against HEXO Operations by Medipharm Labs Inc. ("Medipharm") seeking $9,800 for alleged non-payment of cannabis resin it supplied to HEXO Operations pursuant to a supply agreement dated February 11, 2019 between Medipharm and HEXO Operations' former subsidiary, Up Cannabis, which was a subsidiary of Newstrike and was amalgamated with HEXO Operations, together with Newstrike and certain other affiliates, in August 2019. HEXO intends to vigorously defend itself against the claim and has filed a defence and counterclaim which alleges, among other things, that the supply agreement is void as it was entered into in bad faith. The full amount of Medipharm's claim is contested by the Company, and the Company is seeking repayment of the full value of the supply agreement in the amount of $35,000 from Medipharm in its counterclaim.

On June 1, 2021, by way of the business acquisition of Zenabis, the Company assumed senior notes payable and the following litigation with the associated lender of the notes (Note 21b). Upon closing the acquisition of Zenabis, the Company was in default under the debenture due to the failure to obtain the lenders consent for a change of control. On February 19, 2021, Zenabis filed a petition in the Supreme Court of British Columbia for a determination of the amount required to repay and terminate the debenture and to obtain discharges of the debenture and related security. The lender took the position that the amount to discharge the debenture and related securities was approximately $72,000. The Company believes the amount is approximately $53,000, which has been provided for in the consolidated financial statements. Under the senior secured convertible note agreement (Note 19), the Company has restricted funds to satisfy this liability (Note 6). The difference largely relates to whether a prepayment fee and default fees are payable under the debenture and to the amount to buyout and discharge of a revenue based royalty liability. The petition was heard on March 29, March 30, March 31, April 1, April 15 and May 14, 2021. The Judge's decision remains on reserve and no indication as to the likely timing of its release has been provided.

Financial Risk Management

We are exposed to risks of varying degrees of significance which could affect our ability to achieve our strategic objectives for growth. The main objectives of our risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which we are exposed are described below.

Market Risk

Interest Risk

The Company has minimal exposure to interest rate risk related to any investments of cash and cash equivalents. The Company may invest cash in highly liquid investments with short terms to maturity that would accumulate interest at prevailing rates for such investments. As at July 31, 2021, the Company has $50,159 in notes payable (July 31, 2020 - $29,930) (Note 21) that bear interest at a fixed rate and therefore are not subject to interest risk (July 31, 2020 - not material). The Company hold senior secured convertible debt (Note 19) that bears no cash interest and is repayable at a fixed rate of 110% of the face value.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices.

Financial assets

The Company's level 1 and 2 investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of marketable securities and derivatives held in publicly traded entities is based on quoted market prices, which the shares of the investments can be exchanged for.

37 MD&A

Financial liabilities

The Company elected an early conversion option in the year ended July 31, 2020 in which $29,860 of the aggregate principal amount of its 8% unsecured convertible debentures (Note 18) were converted, which partially mitigates the Company's Price Risk.

The Company obtained an amendment to the Senior secured convertible notes equity condition (subsequent to July 31, 2021) effectively reducing the equity conditions market price threshold allowing the Company increased discretion over redemption payments to be repaid in cash or equity (Note 19). The sensitivity of the Senior secured convertible note due to price risk is disclosed in Note 19.

If the July 31, 2021 fair value of these financial assets and liabilities were to increase or decrease by 10% the Company would incur a related increase or decrease to Comprehensive loss of an estimated $37,100 (July 31, 2020 - no material impact). The price risk exposure as at July 31, 2021 and July 31, 2020 is presented in the table below.

	July 31, 2021	July 31, 2020
	$	$
Financial assets	2,492	2,692
Financial liabilities	(373,432)	(3,450)
Total exposure	(370,940)	(758)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's cash held in escrow, restricted cash and trade receivables. As at July 31, 2021, the Company was exposed to credit related losses in the event of non-performance by the counterparties.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Since the majority of the medical sales are transacted with clients that are covered under various insurance programs, and adult use sales are transacted with crown corporations, the Company has limited credit risk.

Cash and cash equivalents, restricted funds and cash held in escrow are held with three Canadian commercial banks that hold Dun & Bradstreet credit ratings of AA (July 31, 2020 - AA), an American commercial bank with a credit rating of A- and $111 is held with a credit union that does not have a publicly available credit rating. Certain restricted funds in the amount of $29,999 are managed by an insurer and are held as a cell captive within a Bermuda based private institution which does not have a publicly available credit rating, however the utilized custodian is Citibank which holds a credit rating of A+.

The majority of the trade receivables balance is held with crown corporations of Quebec, Ontario and Alberta. Creditworthiness of a counterparty is evaluated prior to the granting of credit. The Company has estimated the expected credit loss using a lifetime credit loss approach. The current expected credit loss for the year ended July 31, 2021 is $66 (July 31, 2020 - $35).

In measuring the expected credit losses, the adult-use cannabis trade receivables have been assessed on a per customer basis as they consist of a low number of material contracts. Medical trade receivables have been assessed collectively as they have similar credit risk characteristics. They have been grouped based on the days past due.

The carrying amount of cash and cash equivalents, cash held in escrow, restricted cash and trade receivables represents the maximum exposure to credit risk and as at July 31, 2021; this amounted to $522,908 (July 31, 2020 - $211,860). Subsequent to July 31, 2021 the cash held in escrow has been utilized to fund the Redecan acquisition (Note 38).

The following table summarizes the Company's aging of trade receivables as at July 31, 2021 and July 31, 2020:

	July 31, 2021	July 31, 2020
	$	$
0-30 days	22,971	15,253
31-60 days	12,390	2,972
61-90 days	1,435	412
Over 90 days	625	789
Total	37,421	19,426

Economic Dependence Risk

Economic dependence risk is the risk of reliance upon a select number of customers, which significantly impacts the financial performance of the Company. For the year ended July 31, 2021, the Company's recorded sales to the crown corporations; Société québécoise du cannabis ("SQDC") the Ontario Cannabis Store ("OCS") and the Alberta Gaming, Liquor and Cannabis agency ("ALGC") representing 42%, 20% and 14%, respectively (July 31, 2020 - one crown corporation representing 70%) of total applicable periods net cannabis sales.

38 MD&A

The Company holds trade receivables from the crown corporations SQDC, OCS and the AGLC representing 13%, 29% and 13%, respectively, of total trade receivable, respectively as at July 31, 2021 (July 31, 2020 - the two crown corporations SQDC and OCS representing 47% and 25% of total trade receivables, respectively).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due (See note 2 – Going Concern). The Company manages liquidity risk by reviewing on an ongoing basis, its capital requirements.  As at July 31, 2021, the Company has $67,462 (July 31, 2020 – $184,173) of cash and cash equivalents and $37,421 (July 31, 2020 –$19,426) in trade receivables. The Company has current liabilities of $503,638 on the statement of financial position. As well the Company has contractual commitments of $18,244 due before July 31, 2022. The Company has restricted funds to satisfy debt of $50,159, presented in current liabilities (Note 6). The maturity analysis of undiscounted cash flows for lease obligation and convertible debentures is disclosed in Note 20 and Note 18 respectively.

Current financial liabilities include the Company’s obligation on the senior secured convertible note (Note 19). The Company plans to settle this liability in equity. However, if the Company is unable to meet the requirements Equity Condition Waiver (Note 19) the Holder may demand settlement in cash. The analysis of potential cash outflow to redeem the Note up to the earliest maturity date is given below. Subsequent to the year-end, the Company settled the optional redemption payments for August 2021, September 2021 and October 2021 in equity. The Company has also received a cash settlement waiver for the May 2023 and November 2021 optional redemptions.

The following table provides an analysis of contractual maturities for financial liabilities.

Fiscal year	2022	2023	2024	2025	Thereafter	Total
	$	$	$	$	$	$
Accounts payable and accrued liabilities	63,557	-	-	-	-	63,557
Excise taxes payable	6,591	-	-	-	-	6,591
Loans and borrowings	60,297	-	-	-	-	60,297
Convertible debentures	6,716	41,273	-	-	-	47,989
Undiscounted future lease payments	6,155	5,785	6,073	5,561	54,796	78,370
	143,316	47,058	6,073	5,561	54,796	256,804

Senior secured convertible note[1]	315,289	143,421	-	-	-	458,710
Total	458,605	190,479	6,073	5,561	54,796	715,514

1 The senior secured convertible note have been valued using the July 31, 2021 US/CAD foreign exchange rate. The Company's ability to settle the note in equity or cash is dependent upon the conditions as stated in Note 19.

Foreign Currency Risk

On July 31, 2021, the Company holds certain financial assets and liabilities denominated in United States Dollars (“US$”) which consist of cash and cash equivalents, cash in escrow, restricted funds, the senior secured convertible note and warrant liabilities. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant. The Company closely monitors relevant economic information to minimize its net exposure to foreign currency risk. The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at July 31, 2021, approximately $434,838 (US$348,931) (July 31, 2020 – $42,981 (US$57,652)) of the Company’s cash and cash equivalents was in US. A 1% change in the foreign exchange rate would result in a change of $4,348 to the unrealized gain or loss on foreign exchange or on the gain or loss on financial instrument revaluation of US denominated warrants. Subsequent to year end, cash held in escrow has been utilized to fund the acquisition of Redecan (Note 38).

The Company’s Senior secured convertible note is denominated in US$. The Company plans to settle this debt in equity. However, if the Company is unable to meet the equity settlement condition or secure cash settlement waivers, the settlement may entail cash outflow. The sensitivity of the Senior secured convertible note due to foreign currency risk is disclosed in Note 19.

Critical Accounting Assumptions

Our critical accounting assumptions are presented in Note 4 of the Company's annual audited consolidated financial statements for the year ended July 31, 2021, and in certain cases the financial statement note itself. The annual audited consolidated financial statements are available under HEXO's profile on SEDAR and EDGAR.

Senior Secured USD$390 million Convertible Note

	July 31, 2021	July 31, 2021
Senior Secured Convertible Note	US$	$
Opening balance, beginning of the year	-	-
Issued at fair value	407,284	491,714
Early conversions	(413)	(497)
Redemptions	(27,500)	(33,525)
Gain on fair value adjustment	(14,524)	(18,100)
Foreign exchange loss	-	15,081
Ending balance, end of the year	364,847	454,673
Unrecognized Day 1 Loss
Opening balance, beginning of the year	-	-
Unrecognized loss at issuance	(79,684)	(96,203)
Recognized loss	7,470	9,229
Ending balance, end of the year	(72,214)	(86,974)
Total balance, end of year, net	292,633	367,699
Current portion	292,633	367,699
Non-current	-	-

39 MD&A

On May 27, 2021 (the “issuance date”), the Company issued a Senior Secured Convertible Note (the "Note") directly to an institutional purchaser and certain of its affiliates or related funds (collectively, the “Holder”) at a principal amount of $434,628 (US$360,000). The Note was sold at a purchase price of $395,511 (US $327,600), or approximately 91% of the principal amount (“transaction price”). The Note bears no periodic cash interest payments and is repayable on May 1, 2023 (the “maturity date”) at 110% of the principal amount (the “Redemption Amount”), if not converted or redeemed earlier. The Redemption Amount on issuance date was $478,091 (US$396,000). The Company used a portion of the net proceeds of the Note to fund the Redecan Acquisition (Note 38). The Note is secured against the assets of HEXO Operations Inc. and, it’s subsidiaries, as well as the assets of HEXO USA Inc and it’s subsidiaries.

The Note can be converted in full or in part by the Holder into freely tradeable common shares of the Company at any time before the second last trading day before the maturity date at a conversion rate of 142.6533 common shares per US$1 (“conversion rate”). The Note includes different conversion and redemption options (summarized below) available to the Holder and the Company, subject to certain terms and limitations. At any given point, the beneficial ownership of the Holder in the Company is restricted to 9.99% (the “maximum ownership threshold”). Any conversion or redemption option exercised in common shares which would result in the Holder exceeding the maximum ownership threshold is null and void. Any outstanding payments due on maturity date will be settled in cash.

Other than the above-mentioned conversion feature, the Holder has the following conversion and redemption options available:

● Early Conversion Option: The Holder had the option to early convert the instrument up to $60,365 (US$50,000) at an early conversion rate during the fifteen trading day period following the announcement of the acquisition of Redecan which occurred on May 28, 2021. This was partially exercised by the Holder as shown in the table below. Under the terms of the Note, the Company was required to pay a cash amount equal to 10% of the principal amount converted, such that the Company effectively settled 110% of the principal amount.

● Optional Redemption Option: The Holder has the option to require monthly redemptions, of US$15,000 (or US$20,000 from October 2021 to September 2022) of the principal amount, on a monthly basis, plus any amounts deferred from any previous months up to US$50,000. These monthly redemptions can be settled in either cash or equity at 110% of the principal amount. However, in order to retain the right to settle the monthly redemptions in equity, the Company must meet certain conditions for each of the 20 previous trading days, including (i) a daily volume weighted average price per common share on the Nasdaq Capital Market (“VWAP”) above US$5.00; (ii) a daily dollar trading volume (as reported on Bloomberg) of common shares over US $10,000 on the Nasdaq Capital Market; and (iii) the related equity issuance cannot result in the Holder exceeding a beneficial ownership greater than 9.99% of the common shares of the Company. In the event that these conditions are not met, the Company must seek a waiver from the Holder in order to settle each monthly redemption in equity (“Equity Condition Waiver”). If the Holder does not grant the Equity Condition Waiver, the monthly redemption is required to be settled in cash. Subsequent to year end, on October 22, 2021, the Company negotiated an amendment to the terms of the Note which resulted in reducing the daily VWAP attached to the Equity Condition Waiver condition from US$5.00 to US$1.50.

● Fundamental Change Repurchase option: The Holder can also require the Company to repurchase the convertible note in the event of a fundamental change as defined in the agreement.

The Company has the following conversion option:

● Forced Conversion: The Company has an option, subject to certain conditions, to force the holder to redeem the outstanding principal at a forced conversion price if the Daily VWAP is greater than 150% of the conversion price on each of 20 consecutive trading days after the issue date. The Company may elect to redeem all or a portion of the Principal Amount into common shares or cash. An additional amount of 5% of the Principal Amount at the time of the forced conversion will also be payable in cash by the Company to the Holder unless the Daily VWAP exceeds 175% of the conversion price for five days for each of the 20 previous trading days.

The conversion rate applied to equity settlements is calculated in reference to 88.0% of the lesser of (i) the average of the daily VWAPs during the five VWAP trading day period ending on the VWAP trading day immediately prior to the settlement date, and (ii) the fifteen  VWAP trading day period ending on the VWAP trading day immediately prior to the settlement date.

Additionally, up until the date of shareholder approval of the Note, shortfall cash payments were required to be made by the Company on any redemptions made under the terms of the Note. Shareholder approval was obtained on August 28, 2021, and as such, no further cash shortfall payments will be required from that date. Shortfall cash payments settled in the period are disclosed below.

The Note includes a number of financial and non-financial covenants, including:

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● a requirement to maintain US$95,000 on deposit with a collateral agent, a portion of which is set aside to fund the repayment of the Senior notes payable (Note 21(b)). On July 23, 2021, the Note was amended to reduce the collateral amount on deposit to US$80,000.

● Beginning for the quarter ending January 31, 2022, the Company will be subject to a minimum adjusted EBITDA covenant, as defined in the agreement.

The Note represents a hybrid instrument with multiple embedded derivatives requiring separation. The Note, as a whole, has been designated as FVTPL, as at least one of the derivatives does significantly modify the cash flows of the Note and it is clear with limited analysis that separation is not prohibited. The changes in fair value of the instrument are recorded in the Statement of loss with changes in credit spread being recognized through Other comprehensive income. The transaction costs of $18,078 (US$14,975) have been recognized in the statement of loss during the period.

The fair value of the Note at inception was $491,714 determined using the partial differential equation method with the following inputs; Share Price $6.53; Volatility 85%, Risk-free rate 0.227%; Credit spread 16.06%; Dividend yield $nil and Dilution 284.6 million common shares. The partial differential equation determines the fair value of the note by using an iterative approach to solve the differential equation that the instrument satisfies.  The Note is classified as Level 2 in the fair value hierarchy.

The fair value of the Note at initial recognition was determined using a valuation technique that includes unobservable inputs. The Company identified a difference between the transaction price and the fair value of $96.2 million (US$79.7 million) (the “Day 1 loss”). The Company believes that time is the factor that market participants would take into account when pricing the note. Therefore, the unrecognized Day 1 loss is recognized on a straight line basis in the statement of net loss over the contractual life of the Note.

The following table represents the movement of redemption amounts in the year ended July 31, 2021. As disclosed above, redemptions are made at 110% of the principal amount owed.

	Shares Issued	Redemption Amount
		$
Balance, beginning of year		–

Issuances:
Initial issuance		478,091

Settlements:
Early conversion option	53,495	(497)
Optional redemption options	4,548,746	(33,525)

Foreign exchange loss		14,641
Balance, end of year		458,710

1Shortfall cash payments of $3,893 are presented as share issuance costs in shareholders’ equity.

At July 31, 2021 the fair value of the Note was determined to be $454,673 and was fair valued using the following inputs; Share Price $3.98; Volatility 85%, Risk-free rate 0.327%; Credit spread 15.44%; and a Dividend $nil. The gain on fair value adjustments related to changes in credit spread amounted to $1,590 (July 31, 2020 - $nil).

An increase/decrease in the US$/CA$ foreign exchange rate of 1% would result in a foreign exchange loss/gain adjustment of $4,547. Further, an increase/decrease of credit spread by 1% and share price of the Company by 10% would change the fair value of the instrument by $2,614 and $7,443 respectively.

The following table depicts amounts that can be demanded by the Holder in accordance with the monthly redemption option up to the instrument’s maturity date, reflective of 110% of the principal amount of Note.

Fiscal Year	Redemption amount	Redemption amount
	US$	$
2022	253,000	315,289
2023	115,087	143,421
Total	368,087	458,710

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Related Party Transactions

Key Management Personnel Compensation

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the Company's operations, directly or indirectly. The key management personnel of the Company are the members of the executive management team and Board of Directors. Other significant related party transactions and presented in Note 29 of the Company's 2021 annual consolidate financial statements.

Compensation provided to key management during the period was as follows:

For the year ended	July 31, 2021	July 31, 2020
	$	$
Salary and/or consulting fees	2,321	3,069
Termination benefits	1,008	1,043
Bonus compensation	800	42
Stock-based compensation	6,800	15,702
Total	10,929	19,856

Management's Report on Internal Controls over Financial Reporting

Internal Controls over Financial Reporting

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109") and Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 within the U.S., the establishment and maintenance of Disclosure Controls and Procedures ("DCP") and Internal Control Over Financial Reporting ("ICFR") is the responsibility of management. DCP and ICFR has been designed by management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS").

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Management has assessed the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The scope of management's assessment of internal control over financial recording excludes 14% of our consolidated total assets and 5% of our consolidated net revenues related to Zenabis Global Inc., which was acquired on June 1, 2021.

Management concluded that internal control over financial reporting was not effective as of July 31, 2021 as a result of material weaknesses in internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the assessment of the effectiveness of our internal control over financial reporting, our management identified material weaknesses that existed as of July 31, 2021. For the year ended July 31, 2020, the Company identified material weaknesses in the control environment, risk assessment processes, information technology general controls, the functionality of the enterprise resource planning (ERP), reliance on complex spreadsheets, procurement, fixed assets and period end financial reporting. While these material weaknesses remain unremediated, as a result of improvements in our monitoring processes, we have identified additional areas of material weakness and have expanded our disclosure to present these under three main areas: (i) Control environment, (ii) Control activities and (iii) Information Technology General Controls.

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(i) Control Environment

The Company did not design or implement adequate oversight processes and structures, or an organizational design to support the achievement of the Company's objectives in relation to internal controls. The Company identified multiple deficiencies in internal controls, primarily due to the control environment not being mature enough to support the increasing complexity of the business and rapid expansion through acquisitions. As a result, pervasive issues exist within the control environment that impact the ability of the Company to maintain effective internal control over financial reporting. In addition, accountability for adherence to policies and processes across the organization was not consistently enforced; and as such, there is increased likelihood of misstatements occurring. This material weakness contributed to the following further material weaknesses:

● Risk assessment procedures did not fully identify risks of misstatement that could, individually or in combination with others, increase the vulnerability of the Company to material misstatements to the financial statements, whether intentional or unintentional.

● Monitoring activities did not operate effectively to identify control gaps and control deficiencies in significant processes in a timely manner. In addition, monitoring activities did not operate to identify new risks related to changes in the business, and as such, these risks were not assessed or responded to in the internal control environment.

● While the Company is not aware of any material fraud or suspected fraud, anti-fraud control activities were not designed to effectively mitigate the risk of fraud events occurring or not being detected in a timely manner to an acceptable level. Control deficiencies were identified in both the fraud risk assessment and the design and monitoring of Company's whistleblower hotline.

● Information and communication processes did not effectively operate to ensure that appropriate and accurate information was available to financial reporting personnel on a timely basis to fulfill their roles and responsibilities.

These entity level control deficiencies did not result in a misstatement to the financial statements; however, when aggregated, could impact the ability of the Company to maintain a system of effective internal control, including an effective anti-fraud program. These deficiencies could potentially reduce the likelihood of preventing or detecting misstatements, which could impact multiple financial statement accounts and disclosures. Accordingly, management has determined the above deficiencies constitute a material weakness, both individually and in aggregate

(ii) Control Activities

We previously identified material weaknesses in our internal control over financial reporting that continue to exist. Through the period, the Company did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company did not reassess resource requirements to support the increasing complexity of the business and rapid expansion through acquisitions. As a result, there was not a complement of personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with our financial reporting requirements throughout the fiscal period. This resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of financial reporting objectives and insufficient segregation of duties in our finance and accounting functions. This material weakness contributed to the following further material weaknesses:

● The Company did not design and maintain effective controls over the period-end financial reporting process to achieve complete, accurate and timely financial accounting, reporting and disclosures. Specifically, the Company did not consistently maintain formal accounting policies, procedures and appropriate controls over the preparation and review of account reconciliations and journal entries.

● The Company did not design and consistently maintain effective controls to achieve reasonable assurance that transactions are properly initiated, authorized, recorded and reported. Specifically, the Company did not design and consistently maintain controls over a number of significant processes, including loans and borrowings, convertible debentures purchases to pay, inventory, biological assets, property, plant and equipment, intangible assets, leases, investments, tax and equity.

● The Company did not design and maintain processes and controls to analyze, account for and disclose non-routine, unusual or complex transactions. Specifically, the Company did not design and maintain controls to timely analyze and account for the senior secured convertible note, impairment of non-financial assets, and non-routine complex transactions including the accounting and reporting related to the acquisition of Zenabis Global Inc.

These material weaknesses resulted in audit adjustments to loans and borrowings, senior secured convertible note, leases, and related right of use assets, accruals, various expense line items and related financial statement disclosures, which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended July 31, 2021. Additionally, these material weaknesses, individually and in the aggregate, could result in a material misstatement of the Company's accounts or disclosures that would not be prevented or detected.

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(iii) Information Technology General Controls

The Company did not design and maintain effective controls over information technology ("IT") general controls for information systems that are relevant to the preparation of its financial statements, specifically, with respect to: (i) program change management controls for financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel; (iii) computer operations controls to ensure that critical batch jobs are monitored and the design and operating effectiveness of controls at service organisations are evaluated on a timely basis, and (iv) testing and data validation controls for program development to ensure that new software and application development is aligned with business and IT requirements.

These IT deficiencies did not result in a misstatement to the financial statements; however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT general controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Status of Remediation Plan

As disclosed in the prior year, management, with the assistance of external consultants, began reviewing and revising our internal control over financial reporting. Management is committed to implementing changes to our internal control over financial reporting to ensure that the control deficiencies that contributed to the material weaknesses are remediated. The following remedial activities are in process:

● We are in the process of implementing additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company's standard of conduct, enhance understanding of assessed risks, and clarify individual responsibility for control activities at various levels within the Company.

● We have increased the number of finance and accounting personnel and have redesigned financial reporting structures within the organization to establish clear responsibility and accountability for key financial reporting processes and controls. We have identified the need for additional financial reporting personnel with an appropriate level of internal controls and accounting knowledge, training and experience commensurate with our financial reporting requirements, and are actively working to identify additional resources.

● We have established an internal audit function and engaged external consultants to assist management with the design and implementation of internal controls, including IT general controls. As a result, a substantial project was commenced to reassess risks related to financial reporting, understand and document significant financial reporting processes, and to re-assess the design and operation of key controls. This project is expected to continue until management has determined that deficiencies have been remediated and are operating effectively over a full fiscal period.

● We are in the process of assessing and designing a more robust anti-fraud program, inclusive of transitioning service providers for the monitoring of the Whistleblower hotline to ensure prompt, competent, and confidential review, investigation, and resolution of instances of non-compliance and allegations involving fraud and misconduct. Subsequent procedures were performed to ensure appropriate, independent investigation and resolution throughout the fiscal period.

● We are in the design and development stage of an ERP and IT ecosystem project, including a new cultivation management software application, which will be implemented in the next fiscal year and replace our existing ERP system. This will improve functionality, with an additional focus on ensuring that system design addresses the existing IT general control deficiencies relating to system development, data migration and change and user access management. This will also support remediation of material weaknesses relating to control activities.

● We commenced a full ERP user access review to identify any instances of inappropriate access, as well as assess any instances where users have been assigned incompatible duties and responsibilities. Moving forward this will be performed on a quarterly basis. User access deficiencies are not fully remediated as access controls have not been subject to operating effectiveness testing.

● We implemented automated purchase-to-pay approval workflows and authorization of journal entries within the existing ERP in the current fiscal period to assist in addressing segregation of duties. While management determined that the design of both purchase-to-pay and journal entry authorization controls were effective, the IT general control deficiencies in aggregate adversely impacted the operating effectiveness of these controls, as both are IT-dependent.

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While we believe these actions will remediate the material weaknesses, we have not completed all the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the material weaknesses, we may need to take additional measures to address the control deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified through our remediation processes, are fully implemented and concluded to be operating effectively, the material weaknesses described above will not be considered fully remediated.

The effectiveness of the Company's internal control over financial reporting as of July 31, 2021 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

Other than disclosed above, there have been no changes in the Company's internal control over financial reporting during the Company's fiscal quarter ended July 31, 2021 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Risk Factors

Our overall performance and results of operations are subject to various risks and uncertainties that may materially and adversely affect our business, products, financial condition and operations and may cause actual performance, results and achievements to differ materially from those expressed or implied by forward-looking statements and forward-looking information, including, without limitation, the following factors, some of which, as well as other factors, are discussed in our Annual Information Form dated October 29, 2021 available under our profile on www.sedar.com, which risk factors should be reviewed in detail by all readers:

  Existing funds on hand, when combined with operational cash flow, are not sufficient to fund existing debt repayments, capex budgets, and potential cash requirements under the Senior Secured Convertible Note. Management is exploring several options to secure the necessary financing, which could include the issuance of new public or private equity or debt instruments, supplemented with operating cash inflows from operations. Nevertheless, there is no assurance that certain sources of additional future funding will be available to the Company or will be available on terms which are acceptable to management. These circumstances create material uncertainties that lend substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The Company's ability to continue as a going concern is dependent upon its ability to fund the repayment of existing borrowings, secure additional financing and to generate positive cash flows from operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary If the company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

  Our business operations are dependent on our licence under the Cannabis Regulations. These licenses expire on various dates and must be renewed by Health Canada. Failure to comply with the requirements of our licenses or any failure to renew the license would have a material adverse impact on our business, financial condition and operating results.

  Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by governmental authorities.

  While to the knowledge of our management, the Company is currently in compliance with all laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of cannabis as well as including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment, changes to such laws, regulations and guidelines due to matters beyond our control may cause adverse effects to our operations.

  We operate in a dynamic, rapidly changing environment that involves risks and uncertainties, and as a result, management expectations may not be realized for a number of reasons.

  The volatile Canadian cannabis industry has resulted in several of the Company's peers to undergo rightsizing efforts which could saturate the market with similar assets the Company may intend to sell. This could result in further future losses and/or the inability for the Company to liquidate certain of its unneeded assets.

  If the principal amount of the Senior Secured Convertible Notes is not converted into Common Shares or the Company does not pay or is not able to pay for any redemptions of the Senior Secured Convertible Notes in Common Shares, servicing the debt under the Senior Secured Convertible Notes requires a significant amount of cash, and the Company may not have sufficient cash flow from its business to pay its obligations under the Senior Secured Convertible Notes.
  The Company's ability to make scheduled payments of principal or to pay redemption payments or other amounts payable under the Senior Secured Convertible Notes or to refinance the Senior Secured Convertible Notes depends on our future performance, which is subject to economic, financial, competitive and other factors, some of which are beyond our control. The terms of the Senior Secured Convertible Notes require us to pay approximately USD$396.0 million to repay or redeem the full principal amount of the Notes at maturity, and the Purchaser has the right to require the Company to pay the Optional Redemption Payments and certain other amounts under the Senior Secured Convertible Notes. The Company's business may not generate cash flow from operations in the future sufficient to satisfy our obligations under the Notes. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the Senior Secured Convertible Notes will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on the Senior Secured Convertible Notes.
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  The conversion of the Senior Secured Convertible Notes or the satisfaction of redemption payments and other amounts payable under the Senior Secured Convertible Notes in Common Shares will dilute the ownership interests of existing shareholders to the extent we deliver shares upon conversion or redemption of the Senior Secured Convertible Notes. Any sales in the public market of the Common Shares issuable upon such conversion or redemption could adversely affect prevailing market prices of our Common Shares. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Senior Secured Convertible Notes or the satisfaction of redemption payments and other amounts payable under the Senior Secured Convertible Notes in Common Shares could be used to satisfy short positions, or anticipated conversion or satisfaction of redemption payments and other amounts payable under the Senior Secured Convertible Notes in Common Shares could depress the price of our Common Shares.
  The Fundamental Change repurchase and redemption features of the Notes may delay or prevent an otherwise beneficial attempt to take over the Company. The terms of the Senior Secured Convertible Notes require us to repurchase the Notes in the event of a Fundamental Change. A takeover of the Company would trigger an option of the Purchaser to require us to repurchase the Senior Secured Convertible Notes. This may have the effect of delaying or preventing a takeover of the Company that would otherwise be beneficial.
  The Company will be subject to certain covenants set forth in the Senior Secured Convertible Notes. The Notes will contain customary events of default, including for non-payment, misrepresentation, breach of covenants, defaults under other material indebtedness, material adverse change, bankruptcy, change of control and material judgments. Among other things, we will be required to maintain a minimum liquidity of at least USD$35.0 million at all times, and in some cases, of at least USD$95.0 million. Upon an Event of Default, the outstanding principal amount of the Notes plus any other amounts owed under the Notes will become immediately due and payable. In such a circumstance, the Company may not be able to make accelerated payments required under the Senior Secured Convertible Notes, and the Purchaser could foreclose on the Company's assets. An Event of Default would also likely significantly diminish the market price of our Common Shares.
  There is no guarantee that an investment in the Notes will earn any positive return in the short or long term. A purchase of Senior Secured Convertible Notes under the Offering involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.
  There is no established trading market for the Senior Secured Convertible Notes, and the Company does not expect such a market to develop. The Company does not plan on making an application to list the Senior Secured Convertible Notes on the TSX, NYSE, or any other securities exchange or other trading system. This may affect the pricing of the Senior Secured Convertible Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Senior Secured Convertible Notes, and the extent of issuer regulation. In addition, the Senior Secured Convertible Notes are initially issued in registered form, and there is no obligation to deposit the notes with a Canadian or U.S. depository, which may create complicate the process of transferring the physical Notes. Investors in the Notes may not be able to sell the Notes at prices or in amounts they desire, or at all.

  The Company may not be successful in the integration of acquisitions into our business (see 'Cautionary Statement Regarding Forward-Looking Statements').

  We have identified multiple material weaknesses in our internal controls as of July 31,2021, and if we fail to maintain an effective system of internal controls, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of HEXO's shares may be adversely affected. In the course of preparing and auditing our consolidated financial statements for the year ended July 31, 2021, we and our independent registered public accounting firm identified multiple material weaknesses in our internal control over financial reporting as of July 31, 2021.  In accordance with reporting requirements set forth by the SEC, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are identified in "Management's Report on Internal Control over Financial Reporting" section of this MD&A. We have begun and will continue to implement measures to address the material weaknesses. However, the implementation of those measures may not fully remediate the material weaknesses in a timely manner.  In the future, we may determine that we have additional material weaknesses or other deficiencies, or our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls. Our failure to correct these material weaknesses or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with the applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

46 MD&A

  The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO's control. Companies in the cannabis sector, including HEXO, have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company's operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, the COVID-19 pandemic, or a variety of other factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.
  Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Continuing fluctuations in price and volume may occur. If such increased levels of volatility and market turmoil continue, the Company's operations could be adversely impacted and the trading price of the Common Shares may be materially and adversely affected.
  We may issue additional securities to finance future activities outside of the Offering. The Company's articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on any exercise of options or other security-based compensation awards outstanding or issued by the Company, upon any exercise of outstanding common share purchase warrants, and upon any conversion or repayment in Common Shares of the principal amount of the Company's outstanding convertible debentures. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

  The continued spread of COVID-19 nationally and globally could also disrupt our cultivation and processing activities, supply chains and sales channels, and result in a reduction in supply of, or demand for, the company's products as a result of travel restrictions, work refusals by and mandatory accommodations for employees, changing demand by consumers, mass quarantines, confinements, lock-downs or government-imposed closures in Canada or abroad, which could adversely impact materially the company's business, operations or financial results.

  Since the latter part of February 2020, financial markets have experienced significant volatility in response to the developing COVID-19 pandemic and equity markets in particular have experienced significant declines. The continued spread of COVID-19 nationally and globally may impact the Company's ability raise sufficient capital.

  We operate within a still young and evolving industry and are exposed to certain risks surrounding the fair value inputs related to the valuation of our biological assets and inventories, which may lead to certain impairments and write-offs. These inputs include but are not limited too market pricings, external and internal demand for cannabis and cannabis products and by-products.

  Reliance on management and key persons' ability to execute on strategy. This exposes us to management's ability to perform, as well as the risk of management leaving the Company.

  We face intense competition from licensed producers and other companies, some of which may have greater financial resources and more industry, manufacturing and marketing experience than we do.

  We may be subject to growth-related risks including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require it to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base.

  Conversely, we may be subject to growth decline related risks including reduced capacity needs and inactivity of our internal systems and related assets. Our ability to manage growth volatility effectively will require us to continue to monitor our external industry environment and modify our internal operations accordingly.

  Given the nature of our business, we may from time to time be subject to claims or complaints from investors or others in the normal course of business which could adversely affect the public's perception of the Company.

  We are currently a party to certain class action and other lawsuits as discussed elsewhere in this MD&A and we may become party to additional litigation from time to time in the ordinary course of business which could adversely affect our business.

  Failure to adhere to laws and regulations may result in possible sanctions including the revocation or imposition of conditions on licenses to operate our business; the suspension or expulsion from a particular market or jurisdiction or of our key personnel; and the imposition of fines and censures.

  The potential expansion into international operations will result in increased operational, regulatory and other risks.
47 MD&A

  There may be a risk of corruption and fraud in any emerging markets in which the Company expands too.

  The Company's ability to successfully identify and make beneficial acquisitions and/or establish joint ventures or investments in associates, as well as successfully integrate these future acquisitions into the Company's operations.

  The development of our business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by Health Canada.

  Adverse changes or developments affecting the Company's' facility's and sites may have a material and adverse effect on our business, financial condition and prospects.

  The adult-use cannabis industry has encountered and may continue to encounter price compressions, which may adversely impact the Company's profitability. In addition, such price compressions, as well as, or together with, oversupply of certain types of inventory in the industry, may result in the Company incurring additional impairment losses on inventory in the event the cost of our inventory exceeds its net realizable value. The continuing evolution of these market conditions represent ongoing uncertainties that may affect the Company's future financial results.

  We have incurred operating losses since commencing operations and may incur losses in the future and may not achieve profitability.

  Our growth strategy contemplates outfitting the Company's multiple facilities with additional production resources. There is a risk that these additional resources will not be completed on time, on budget, or at all.

  A key aspect of our business is growing cannabis, and as such we are exposed to the risks inherent in any agriculture business, such as disease spread, hazards, pests and similar agricultural risks that may create crop failures and supply interruptions for our customers.

  We believe the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity.

  As a manufacturer and distributor of products designed to be ingested or inhaled by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of our products involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties.

  Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure.

  Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our business, financial condition and operating results.

  Conflicts of interest may arise between the Company and its directors.

  We may not pay any dividends on our common shares in the foreseeable future.

  The Company may be at risk as a result of breaches of security at its facilities or in respect of electronic documents, data storage and risks related to breaches of applicable privacy laws, cyber security risks, loss of information and computer systems.

  Our common shares are listed on the TSX and Nasdaq; however, there can be no assurance that an active and liquid market for the common shares will be maintained, and an investor may find it difficult to resell such shares.

  There is no assurance the Company will continue to meet the listing requirements of the TSX and/or Nasdaq.

  The Company is subject to restrictions from the TSX and Nasdaq which may constrain the Company's ability to expand its business internationally.

  The market price for our common shares may be volatile and subject to wide fluctuations in response to numerous factors, including governmental and regulatory regimes, community support for the cannabis industry, variations in our operating results, changes in our business prospects, as well as many other factors that are beyond our control. The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the recreational marijuana industry in Canada.

  An investment in our securities is speculative and involves a high degree of risk and uncertainty.

  We may issue additional common shares in the future, which may dilute a shareholder's holdings in the Company.

  The Company may be unable to successfully achieve the objectives of our strategic alliances.

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  The Company's operations are subject to increased risk as a result of international expansion.

  The Company operates in a highly regulated industry which could discourage any takeover offers.

  We maintain or self-insure various types of insurance such as, but not limited to, errors and omissions insurance; directors' and officers' insurance; property coverage; and general commercial insurance, recall insurance, cyber security insurance, warehouseman insurance and cargo insurance. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on us in terms of damages awarded and the impact on our reputation.

  Based upon the nature of the Company's current business activities, the Company does not believe it is currently an "investment company" ("IC") under the U.S. Investment Company Act of 1940. However, the tests for determining IC status are based upon the composition of the assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future assets. Accordingly, there can be no assurance that the Company will not become an IC in the future. A corporation generally will be considered an IC if; more than 40% of the value of its total assets excluding cash and U.S. government securities are comprised of investment securities, which generally include any securities of an entity the corporation does not control. If the Company were to become an IC, it would not be able to conduct public offerings of securities in the U.S.

  Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, in penalties or in restrictions on our manufacturing operations.

  The Company's ERP may impact the scoping, requirements definition, business process definition, design and testing of the integrated ERP system could result in problems which could, in turn, result in disruption, delays and errors to the operations and processes within the business and/or inaccurate information for management and financial reporting.

  The Company may not be able to develop and maintain strong internal controls and be SOX compliant by the mandated deadline.

  We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data.

  The Company is subject to continuous evolving corporate governance, internal controls and disclosure regulations that may increase the risk of non-compliance, which could adversely impact the Company, its market perception and valuation.

  The Company expects to incur a number of infrequent transaction-related costs associated with completing the Acquisitions that will be incurred whether or not the Acquisitions completed.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures in this MD&A, as defined in this section. We employ these measures internally to measure our operating and financial performance. We believe that these non-IFRS financial measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate our operating results, underlying performance and future prospects in a manner similar to management.

As there are no standardized methods of calculating these non-IFRS measures, our methods may differ from those used by others, and accordingly, these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION ("Adjusted EBITDA")

The Company has identified Adjusted EBITDA as a relevant industry performance indicator. Adjusted EBITDA is a non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company calculates Adjusted EBITDA as Total net loss, plus (minus) income taxes (recovery), plus (minus) finance expense (income) net, plus depreciation, plus amortization, plus (minus) investment (gains) losses, plus (minus) non-cash fair value adjustments, plus (minus) infrequent expenses, plus (minus) other non-cash items. See Adjusted EBITDA table for those items comprising investment (gains)/losses, non-cash fair value adjustments, infrequent expenses and other non-cash items. Management believes this measure provides useful information as it is a commonly used measure in the capital markets to approximate operating earnings.

GROSS PROFIT BEFORE ADJUSTMENTS

This measure is utilized for those reasons as presented in "Gross profit before fair value adjustments" with the adjustment that this metric excludes the write-offs of inventory and biological assets, write downs to net realizable value and destruction costs. The Company has identified this metric as useful and relevant information as it represents the gross profit for operational purposes based on costs to produce, package and ship inventory sold, exclusive of impairments and other write downs due to changes to internal or external influences impacting the net realizable value of inventory and inventory disposal costs.

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Key Operating Performance Indicators

We have included certain key operating performance indicators within this MD&A, as defined in this section. We utilize these metrics internally for a range of purposes such as critical inputs in fair valuation techniques to evaluating the operating performance results in a given period.

EXPECTED PLANT YIELD

The expected plant yield is utilized in the valuation of biological assets on hand as at the period end. This represents an unobservable input to a level 3 fair value estimate and is derived from the Company's historical harvests as well as the expertise of the appropriate personnel. A sensitivity analysis over this input was performed and included in the 'Biological Assets - Fair Value Measurement' section below.

PRODUCTION CAPACITY

The production capacity disclosed within this MD&A represents management's best estimate and is derived from the historical actual output of production as well as the use of cultivation expertise existing within the Company.

KILOGRAMS HARVESTED

The kilograms harvested during the period representing the amount of dried gram and dried gram equivalents harvested and produced from biological assets but not necessarily sold during the period.

ORGANIC GROWTH/VARIANCES

This refers the Company's period over period results of the legacy HEXO operations and does not include financial contributions from business acquisitions during the specified periods.

Other Defined Additional IFRS Measure

We have included the below additional IFRS measures as these represent cannabis industry financial statement line items and are present within the Company's statement of loss and comprehensive loss for the three and nine months ended April 30, 2021.

GROSS PROFIT BEFORE FAIR VALUE ADJUSTMENTS

We utilize this measure to provide a representation of performance in the period by excluding the fair value measurements as required by IFRS, realized fair value amounts on inventory sold and unrealized gain on changes in fair value of biological assets. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold, which represents the fair value measured portion of inventory cost ("fair value cost adjustment") recognized as cost of goods sold. In accordance with CSA Staff Notice 51-357 issued in October 2018, we utilize an adjusted gross profit to provide a representation of performance in the period by excluding non-cash fair value measurements as required by IFRS. We believe this measure provides useful information as it represents the gross profit for management purposes based on cost to produce, package and ship inventory sold, exclusive of any fair value measurements as required by IFRS. The metric is calculated by removing all amounts related to biological asset fair value accounting under IFRS, including gains on transformation of biological assets and the cost of finished harvest inventory sold as well as fair value adjustments to net realizable value, which represents the fair value measured portion of inventory cost ("fair value cost adjustment") recognized as cost of goods sold.

ADULT-USE NON-BEVERAGE REVENUES & BEVERAGE REVENUES

We utilize this differentiation to allow the user to identify the revenue streams generated by the Company's perpetual sales activity vs. the future "to be" discontinued sales stream, cannabis infused beverages. As discussed in section 'Beverage Based Adult-Use Sales,' the cannabis infused beverage revenues, as at the date of this MD&A, are intended to cease to be recognized by the Company as direct sales at the point in time when the business venture Truss obtains the appropriate cannabis licensing under Health Canada.

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this MD&A contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation. Forward-looking information, in general, can be identified by the use of forward-looking terminology such as "may", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans", "continue", "objective", or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, projections or other characterizations of future events or circumstances; our objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to our plans and objectives; estimates or predictions of actions of customers, suppliers, competitors or regulatory authorities; and statements regarding our future economic performance, as well as statements with respect to:

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  the competitive and business strategies of the Company;
  the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and partnerships and leveraging the brands of third parties through joint ventures and partnerships;
  the ongoing expansion of the Company's facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;
  the expansion of business activities, including current and potential acquisitions;;
  the Company's acquisition of Zenabis Global Inc. and the future impact thereof;
  the Company's proposed acquisition of 48North Cannabis Corp. and the future impact thereof;
  the Company's proposed acquisition of Redecan. and the future impact thereof;
  the expected sales mix of offered products;
  the development and authorization of new products, including cannabis edibles, beverages and extract products ("cannabis derivatives"), and the timing of launch of such new products;
  the competitive conditions of the industry, including the Company's ability to maintain or grow its market share;
  the Company's Truss and Truss CBD USA business ventures with Molson Coors and the future impact thereof;
  the Company's Keystone Isolation Technologies business venture and the future impact thereof;
  the expansion of the Company's business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe and other international jurisdictions;
  the event of a default event and whether the Company has the ability to fund arising obligations;
  whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;
  the applicable laws, regulations and any amendments thereof;
  the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;
  the filing of trademark and patent applications and the successful registration of same;
  the anticipated future gross margins of the Company's operations;
  the performance of the Company's business and operations;
  securities class action and other litigation to which the Company is subject; and
  the impact of the COVID-19 coronavirus pandemic on the operations of the Company.

Such statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond management control. We have based these forward-looking statements on our current expectations about future events and certain assumptions including, but not limited to:

  the Company's ability to implement its growth strategies;
  the Company's ability to complete the conversion, improvements or buildout of its owned and leased facilities on time and on budget;
  the Company's competitive advantages;
  the development of new products and product formats for the Company's products;
  the Company's ability to obtain and maintain financing on acceptable terms;
  the impact of competition;
  the changes and trends in the cannabis industry;
  changes in laws, rules and regulations;
  the Company's ability to maintain and renew required licences;
  the Company's ability to maintain good business relationships with its customers, distributors and other strategic partners;
  the Company's ability to keep pace with changing consumer preferences;
  the Company's ability to protect intellectual property;
  the Company's ability to manage and integrate acquisitions;
  the Company's ability to retain key personnel; and
  the absence of material adverse changes in the industry or global economy, including as a result of the COVID-19 pandemic.

Although any forward-looking statements contained in this MD&A are based on what we believe are reasonable assumptions, these assumptions are subject to a number of risks beyond our control, and there can be no assurance that actual results will be consistent with these forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, financial risks; industry competition; general economic conditions and global events; product development, facility and technological risks; changes to government laws, regulations or policies, including tax; agricultural risks; supply risks; product risks; dependence on senior management; sufficiency of insurance; and other risks and factors described from time to time in the documents filed by us with securities regulators. For more information on the risk factors that could cause our actual results to differ from current expectations, see "Risk Factors". All forward-looking information is provided as of the date of this MD&A. We do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

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